Exhibit 4

FOURTH A&R LLC Agreement

(attached)

SILVER CAPITAL HOLDINGS LLC

FOURTH AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

DATED AS OF DECEMBER 17, 2024

TABLE OF CONTENTS

SILVER CAPITAL HOLDINGS LLC

Fourth Amended and Restated Limited Liability Company Agreement

This FOURTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this "**Agreement**") of Silver Capital Holdings LLC, a Delaware limited liability company (f/k/a Goldman Sachs Private Middle Market Credit LLC) (the "**Company**"), is entered into as of December 17, 2024, by and among (a) Pantheon Silver Holdings LLC, a Delaware limited liability company ("**Pantheon**" or "**Pantheon Member**"), and those other Persons who have entered into Subscription Agreements with the Company for the purchase of common units and are identified as Members therein and (b) each other Person who becomes a party hereto pursuant to and in accordance with the terms of this Agreement (each of the Persons described in clauses (a) and (b) of this preamble, a "**Member**" and, all such Persons collectively, the "**Members**"). This Agreement amends and restates in its entirety the Third Amended and Restated Limited Liability Company Agreement of the Company, dated as of December 16, 2021.

WHEREAS, effective as of the effective time of the merger contemplated by the Agreement and Plan of Merger, dated as of October 31, 2024 (the "**Merger Agreement**"), by and among the Company, Pantheon and Silver Merger Sub LLC, a Delaware limited liability company, the parties desire to enter into this Agreement to govern, among other things, their rights, duties and obligations with respect to their ownership of Units and the governance of the Company as set forth herein.

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the Members do hereby agree as follows:

ARTICLE 1.— DEFINITIONS

1.1. DEFINITIONS.

Capitalized terms used herein and not otherwise defined have the meanings assigned to them in Appendix I hereto. Appendix I also indicates other sections of this Agreement in which certain other terms used in this Agreement are defined.

ARTICLE 2.— ORGANIZATION; POWERS

2.1. FORMATION OF LIMITED LIABILITY COMPANY.

2.1.1. Formation.

The Company was formed as a limited partnership on December 23, 2015 and converted to a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-214, et seq.) (as amended from time to time, the "**Delaware Act**") pursuant to a Certificate of Conversion from a Limited Partnership to a Limited Liability Company and Certificate of Formation of the Company, which were filed with the Secretary of State of the State of Delaware on April 4, 2016 (as amended from time to time hereafter, the "**Certificate**").

2.1.2. Admission.

Each Person who is to be admitted as a Member pursuant to this Agreement shall (a) accede to this Agreement by, and shall be admitted to the Company as a Member upon, executing a Subscription

Agreement or other written document pursuant to which such Person agrees to become a Member and be bound by this Agreement following the Company's acceptance of such document and (b) comply with Section 3.4.4 or Section 9.2.1, as applicable, of this Agreement. The Company shall make any necessary filings with the appropriate governmental authorities and take such actions as are necessary under applicable law to effectuate such admission. Each such agreement and/or document described in this Section 2.1.2 may be executed on behalf of a Member by an authorized representative of the Company, as attorney-in-fact for such Member, with the same force and effect as if executed directly by the Member.

2.1.3. Name.

The name of the Company is "Silver Capital Holdings LLC".

2.1.4. Address.

The Company shall maintain a registered office at c/o Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The principal place of business of the Company shall be 200 West Street, New York, New York 10282-2198, or such other place as the Company may determine from time to time. The name and address of the Company's registered agent is Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

2.2. PURPOSE, POWERS.

In furtherance of the investment objectives of the Company, the Company may engage in any lawful act or activity for which limited liability companies may be formed under the laws of the State of Delaware and shall have all the powers and authority available to it as a limited liability company formed under the laws of the State of Delaware to take any and all actions necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance such purpose.

2.3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company hereby represents and warrants to each Member that except for noncompliance or violations that have been fully remedied or would not be material, individually or in the aggregate, to the business of the Company, the Company is not in violation of any law applicable to the conduct of the business of the Company as presently conducted, including, for the avoidance of doubt, all anti-money laundering, anti-terrorism laws and anti-bribery laws, as well as applicable rules and regulations imposed by applicable securities laws.

ARTICLE 3.— MEMBERS, VOTING, AND CONSENTS

3.1. NAMES, ADDRESSES, SUBSCRIPTIONS AND CERTIFICATES.

3.1.1. Name and Addresses of Members.

The name, address and e-mail address, the number and class of Units held and the Commitment and Undrawn Commitment of each Member are set forth in the books and records of the Company. The Company shall maintain such books and records in a manner consistent with this Agreement and shall cause such books and records to be revised to reflect (a) the admission of any additional or substituted Member occurring pursuant to, and in accordance with, the terms of this Agreement, (b) the withdrawal, or partial withdrawal, of any Member pursuant to, and in accordance with, the terms

of this Agreement, (c) any change in the information of a Member set forth in the books and records of the Company, pursuant to, and in accordance with, the terms of this Agreement, including with respect to the identity, address or e-mail address of a Member, the number of Units owned or the Member's Commitment occurring pursuant to the terms of this Agreement.

3.1.2. Certificates.

The Company will not issue any certificates representing a Member's ownership interest in the Company but will, at the written request of a Member, provide a statement of the total number and class of Units owned by the requesting Member as well as the total number of Units of such class outstanding as of the date the statement is provided.

3.2. STATUS OF MEMBERS.

3.2.1. Limited Liability.

(a)   The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member or former Member (as defined below), solely by reason of being a member, shall be personally liable for any of the debts, liabilities or obligations of the Company except as provided in this Section 3.2.1 and to the extent otherwise required by applicable law. Each Member and former Member shall be required to pay to the Company (a) any Commitments that it has agreed to make to the Company pursuant to this Agreement and the applicable Subscription Agreement; (b) the amount of any distribution that it is required to return to the Company pursuant to this Agreement (including Section 4.4.1(c)) or the Delaware Act; and (c) the unpaid balance of any other payments that it is expressly required to make to the Company pursuant to this Agreement and the applicable Subscription Agreement.

(b)   Nothing in this Agreement shall constitute a waiver or limitation of the Investment Adviser's potential liability, or of any rights which a Member may have, under applicable securities laws or other laws which may not be waived, including any fiduciary duty arising under the Investment Advisers Act of 1940.

(c)   As used in this Agreement, "former Members" refers to such Persons who hereafter, from time to time, cease to be Members pursuant to the terms and provisions of this Agreement.

3.2.2. Effect of Death, Dissolution or Bankruptcy.

Upon the death, incompetence, bankruptcy, insolvency, liquidation or dissolution of a Member, the rights and obligations of such Member under this Agreement, to the maximum extent permitted by law, shall inure to the benefit of, and shall be binding upon, such Member's successor(s), estate or legal representative. Each such Person shall be treated as provided in the second sentence of Section 9.2.2 unless and until such Person is admitted as a substituted Member pursuant to Section 9.2. Any Transfer of the Units so acquired by such successor, estate or legal representative shall be subject to the requirements of Article 9.

3.2.3. No Control of Company.

Except as otherwise provided herein, no Member shall have the right or power to: (a) withdraw its contribution to the capital of the Company or reduce its Commitment; (b) cause the dissolution and winding up of the Company (except to the extent permitted by law) or (c) demand property in return for its capital contributions. No Member, in its capacity as such, shall take any part in the control of the affairs of the Company, undertake any transactions on behalf of the Company, or have any power to sign for or otherwise to bind the Company.

3.2.4. Dual Status.

A Member may hold both Common Units and, if issued, Preferred Units. A Member who holds both Common Units and Preferred Units shall be treated separately as a Common Unitholder with respect to such Member's Common Units and as a Preferred Unitholder with respect to such Member's Preferred Units, except as otherwise provided in this Agreement.

3.3. [RESERVED.]

3.4. CAPITAL CONTRIBUTIONS, COMMITMENTS, ADMISSION OF NEW MEMBERS.

3.4.1. Initial Capital Contributions.

Each Member has entered into a Subscription Agreement pursuant to which such Member will receive Common Units in exchange for such Member's Capital Contribution to the Company in an amount equal to such Member's Initial Commitment.

"**Capital Contribution**" means, with respect to each Member, the amount of cash, property or other assets received by the Company from such Member with respect to the Units of limited liability company interest owned by such Member, including, with respect to the Pantheon Member, the amount of cash, property or other assets received by the Company in connection with the transactions contemplated by the Contribution Agreement and the Merger Agreement. The amount of Capital Contribution (as applicable to Pantheon Member) shall be the "Contributed Capital" for purposes of the "Incentive Fee" under, and as defined in, the Investment Advisory Agreement.

"**Initial Commitment**" means, with respect to each Member, the amount of the "Initial Commitment" for such Member as set forth in the books and records of the Company next to such Member's name. The Initial Commitment for the Pantheon Member will give effect to the consideration paid by the Pantheon Member pursuant to the Merger Agreement and the contribution pursuant to that certain Contribution Agreement, dated as of October 31, 2024, by and among the Pantheon Member, the Company and, solely for certain specified purposes thereunder, Silver Merger Sub LLC, a Delaware limited liability company.

3.4.2. Drawdowns.

(a)   The Pantheon Member agrees to purchase Common Units for an aggregate purchase price equal to its Undrawn Commitment, payable at such times and in such amounts as required by the Company following receipt by the Pantheon Member of the Drawdown Notice (as defined below). The Pantheon Member will be required to make Capital Contributions (up to the amount of its Undrawn Commitment) to purchase Common Units each time the Company delivers a Drawdown Notice pursuant to, and in accordance with, this Agreement, which shall be in substantially the form attached hereto as Exhibit 2 and will be delivered in respect of such Commitment at least five (5) Business Days prior to the required funding date (a "**Drawdown Date**," and such drawdown notice, the "**Drawdown Notice**"). The Drawdown Notice shall specify whether the Drawdown Notice is being issued to satisfy an Unfunded Commitment or for Defensive Funding. Each of the Pantheon Member and the Company agrees that on each Drawdown Date, the Pantheon Member shall purchase from the Company, and the Company shall issue to the Pantheon Member, a number of Common Units equal to the Drawdown Unit Amount at an aggregate price equal to the Drawdown Purchase Price; provided, however, that, unless otherwise agreed in writing between the Company (acting at the direction of the Board) and the Pantheon Member, in no circumstance will the Pantheon Member be required to purchase Common Units for an amount in excess of (i) its Unfunded Commitment Amount, with respect to any Drawdown Notice issued to satisfy an Unfunded Commitment, and (ii) its Defensive Funding Commitment Amount, with respect to any Drawdown Notice issued to satisfy a Defensive Funding. Each Capital Contribution to the Company with respect to a Drawdown shall be made by means of a certified or cashier's check or by wire transfer of immediately available funds in U.S. dollars to an account designated by the Company and specified in the Drawdown Notice. The Company shall consult with the Pantheon Member prior to issuing any Drawdown Notice with respect to a Defensive Funding (or a series of Defensive Fundings with respect to a Portfolio Company) in the amount of $2,000,000 or more.

(b)   Except as otherwise expressly provided herein, the obligation of the Pantheon Member to fund its Undrawn Commitment is without defense, counterclaim or offset of any kind.

"**Drawdown Purchase Price**" shall mean, for each Drawdown Date, an amount in U.S. dollars equal to the aggregate amount of Undrawn Commitments being drawn down by the Company on that Drawdown Date.

"**Drawdown Unit Amount**" shall mean, for each Drawdown Date, a number of Common Units determined by dividing (i) the applicable Drawdown Purchase Price for that Drawdown Date by (ii) the applicable then-current NAV per Unit.

For the avoidance of doubt, "**then-current NAV per Unit**" as set forth in this Section 3.4.2 will consist of the NAV per Unit determined in accordance with the requirements of the Investment Company Act.

"**Undrawn Commitment**" shall mean, with respect to the Pantheon Member, the sum of (x) "Unfunded Commitment Amount" (reduced by the aggregate amount of all contributions made by the Pantheon Member after the date of this Agreement in accordance with this Section 3.4.2 to satisfy an Unfunded Commitment), (y) "Defensive Funding Commitment Amount" (reduced by the aggregate amount of all contributions made by the Pantheon Member after the date of this Agreement in accordance with this Section 3.4.2 to satisfy a Defensive Funding), and (z) the Working Capital Funding Commitment Amount, in each case, as set forth next to such Member's name in the books and records of the Company under the headings "Unfunded Commitment Amount," "Defensive Funding Commitment Amount," and Working Capital Funding Commitment Amount, respectively.

"**Working Capital Funding Commitment Amount**" means a commitment to fund working capital, including Company Expenses, in the amount set forth Company's books records under the heading "Working Capital Funding Commitment Amount."

"**Commitment**" means, with respect to each Member, such Member's Initial Commitment plus, solely with respect to the Pantheon Member, its Undrawn Commitment.

3.4.3. Additional Capital Contributions.

Except for the Capital Contributions contemplated by Section 3.4.1 and Section 3.4.2 hereof with respect to the Pantheon Member, no Member shall be required or have any obligation or right to make any additional Capital Contributions to the Company, and no Member shall be permitted to make any additional Capital Contributions to the Company without the prior written consent of the board of directors of the Company (the "**Board**"). The Board, subject to Section 3.4.1 and Section 3.4.2, shall have the authority to accept additional Capital Contributions to the Company in such amount as determined by the Board in its sole and absolute discretion.

3.4.4. Additional Interests.

Subject to the applicable provisions of this Agreement, and approval by the Board and, except for Units to be issued pursuant to Section 3.4.2, the prior written consent of the Pantheon Member, the Company shall have the right to issue or sell to any Person any of the following (which for purposes of this Agreement shall be referred to as "**Additional Interests**"): additional (a) Common Units, (b) Preferred Units, (c) any other class of membership interests, and (d) warrants, options, or other rights to purchase or otherwise acquire Common Units, Preferred Units, or any other class of membership interest. Subject to the provisions of this Agreement, and approval by the Board and, except for Units to be issued pursuant to Section 3.4.2, the prior written consent of the Pantheon Member, the Company shall determine the number of each class or series of membership interests to be issued or sold and the contribution, if any, required in connection with the issuance of such Additional Interests. In order for a Person to be admitted as a new Member of the Company with respect to an Additional Interest, such Person shall have delivered to the Company (i) a joinder to this Agreement in the form acceptable to the Board and the Pantheon Member to the effect that such Person shall be fully bound by the terms and conditions of this Agreement applicable to such Additional Interest as a party hereto, and (ii) such other documents and instruments as the Board determines to be necessary or appropriate in connection with the issuance of such Additional Interest to such Person or to effect such Person's admission as a Member.

3.5. MANAGEMENT AND CONTROL OF COMPANY.

3.5.1. Board of Directors

(a)   The Board will be composed of four directors (each, a "**Director**"), unless increased or decreased by a majority of the Directors. Directors need not be Members. The Board shall elect a Chair of the Board (the "**Chair of the Board**"), who shall have the powers and perform such duties as provided in this Agreement and as the Board may from time to time prescribe. The initial Chair of the Board shall be Jaime Ardila.

(b)   Notwithstanding anything to the contrary herein, to the extent required by the Investment Company Act, at any time when there are outstanding Preferred Units, the Preferred Unitholders shall have the right, as a class, to elect (i) two additional Directors to the Board, but shall not elect or vote for the other Directors, and (ii) if and for so long as dividends on the Preferred Units are unpaid in an amount equal to two full years of dividends on the Preferred Units, a majority of the Directors, such majority to be achieved by adding sufficient number of new Directors to the Board, all of whom are elected by the Preferred Unitholders, who, together with the Directors set forth in clause (i), will constitute a majority of the Directors (such Directors under clause (i) or (ii), as applicable, the "**Preferred Appointed Directors**"). In the event any Preferred Units are issued and outstanding, the

Preferred Unitholders shall be entitled to elect the Preferred Appointed Directors at a meeting of the Unitholders, which shall be called in the manner as provided in Section 3.7.

(c)   Regular meetings of the Board may be held at such places and times as shall be determined from time to time by the Board. Special meetings of the Board may be called by the Chair of the Board or the Chief Executive Officer(s) of the Company (the "**Chief Executive Officer(s)**"), and shall be called by the Chief Executive Officer(s) or a Secretary of the Company (a "**Secretary**") if directed by a majority of the Directors then in office, and shall be at such places and times as such Person(s) calling such meeting shall fix. Notice need not be given of regular meetings of the Board. At least twenty-four (24) hours, or three (3) days if notice is mailed, before each special meeting of the Board, either written notice, notice by electronic transmission or oral notice (either in person or by telephone) of the time, date and place of the meeting shall be given to each Director. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

(d)   A majority of the total number of Directors shall constitute a quorum for the transaction of business. Except as otherwise provided by law, or by this Agreement, the act of a majority of the Directors present (including Directors present by telephone or other electronic means, unless the Investment Company Act requires that a particular action be taken only at a meeting of the Board in person) at a meeting at which a quorum is present shall be the act of the Board. In the absence of a quorum, a majority of the Directors present thereat may adjourn such meeting to another time and place. Notice of such adjourned meeting need not be given if the time and place of such adjourned meeting are announced at the meeting so adjourned.

(e)   Unless otherwise restricted by this Agreement, any one or more members of the Board or any committee thereof may participate in a meeting of the Board or such committee by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation by such means shall constitute presence in person at a meeting.

(f)   Unless otherwise restricted by this Agreement, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or any committee thereof, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed in the minutes of proceedings of the Board; provided, however, that this shall not apply to any action of the Board that requires the vote of the Directors to be cast in person at a meeting pursuant to the Investment Company Act.

(g)   As of the date of this Agreement, the names of Directors are set forth on Schedule A. Each Director will hold office until his or her death, resignation, retirement, disqualification or removal.

(h)   A majority of the Directors and the Chair of the Board will at all times be Directors who are not "interested persons" (as defined in Section 2(a)(19) of the Investment Company Act) (the "**Independent Directors**").

(i)   A Director may resign from the Board at any time upon notice given in writing or by electronic transmission to the Board, the Chair of the Board, the Chief Executive Officer(s) or a Secretary. The resignation shall take effect at the time specified therein, and if no time is specified, at the time of its receipt. The acceptance of a resignation shall not be necessary to make it effective unless otherwise expressly provided in the resignation. Any or all of the Directors may be removed only for Cause, as determined by the affirmative vote of at least 66 2/3% in voting power of all the then-outstanding Units of the Company, voting together as a single class, provided that any or all of the Preferred Appointed Directors may be removed only for Cause, as determined by the affirmative vote of at least 66 2/3% in voting power of all the then-outstanding Preferred Units of the Company.

(j)   Except as otherwise provided by applicable law, including the Investment Company Act, any newly created directorship on the Board that results from an increase in the number of Directors, and any vacancy occurring in the Board that results from the death, resignation, retirement, disqualification or removal of a Director or other cause, shall be filled exclusively by the affirmative vote of a majority of the remaining Directors in office, although less than a quorum, or by a sole remaining Director. Any Director elected to fill a vacancy or newly created directorship shall hold office for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualified, or until his or her death, resignation, retirement, disqualification or removal.

(k)   Subject to the limitations of Section 17(h) of the Investment Company Act, a member of the Board, or a member of any committee designated by the Board shall, in the performance of such person's duties, be fully protected in relying in good faith upon records of the Company and upon such information, opinions, reports or statements presented to the Company by any of the Company's officers or employees, or committees of the Board, or by any other person as to matters the member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company.

3.5.2.   Committees of Board of Directors

(a)   The Board may designate one or more committees, including but not limited to an Audit Committee (the "**Audit Committee**"), a Governance and Nominating Committee (the "**Governance and Nominating Committee**"), a Compliance Committee (the "**Compliance Committee**") and a Contract Review Committee (the "**Contract Review Committee**"), each such committee to consist of one or more of the Directors of the Company.

(b)   The Audit Committee will be responsible for overseeing matters relating to the appointment and activities of our auditors, audit plans and procedures, various accounting and financial reporting issues and changes in accounting policies, and reviewing the results and scope of the audit and other services provided by the Company's independent public accountants. The Audit Committee will also be responsible for aiding the Board in fair value pricing of debt and equity securities that are not publicly traded or for which current market values are not readily available. A member of the Audit Committee will be designated by the Board as an "audit committee financial expert" under the rules of the U.S. Securities and Exchange Commission (the "**SEC**"). Each member of the Audit Committee shall be an Independent Director.

(c)   The Governance and Nominating Committee will be responsible for identifying, researching and nominating Independent Directors for selection by the Board (and, election by the Preferred Unitholders, if applicable), when necessary, selecting nominees to fill vacancies on the Board of Directors or any committee thereof, developing and recommending to the Board of Directors a set of corporate governance principles and overseeing the evaluation of the Board of Directors and the Company's management. Each member of the Governance and Nominating Committee shall be an Independent Director.

(d)   The Compliance Committee will be responsible for overseeing the Company's compliance, and insofar as they relate to services provided to the Company, the compliance processes of the Investment Adviser, the Placement Agents, the Administrator and the transfer agent, except to the extent compliance processes relate to accounting and financial reporting processes and certain related matters and are overseen by the Audit Committee. The Compliance Committee will also provide assistance to the Board of Directors with respect to compliance matters. Each member of the Compliance Committee shall be an Independent Director.

(e)   The Contract Review Committee will be responsible for overseeing the processes of the Board of Directors, for reviewing and monitoring performance under the Investment Advisory Agreement and the Company's placement agency, transfer agency and certain other agreements with the Investment Adviser and its affiliates. The Contract Review Committee shall also provide appropriate assistance to the Board of Directors in connection with the Board of Director's approval, oversight and review of the Company's other service providers, including its custodian/accounting agent, sub-transfer agents, professional (legal and accounting) firms and printing firms. Each member of the Contract Review Committee shall be an Independent Director.

(f)   Any such committee, to the extent provided in the resolution of the Board establishing such committee, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company. All committees of the Board shall keep minutes of their meetings and shall report their proceedings to the Board when requested or required by the Board. Each committee of the Board may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board designating such committee. Unless otherwise provided in such a resolution, the presence of the greater of (x) one-third or (y) two members of the committee shall be necessary to constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present at a meeting of the committee at which a quorum is present. Unless otherwise provided in a resolution of the Board, in the event that a member and that member's alternate (if alternates are designated by the Board) on such committee is or are absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member.

3.5.3.   Management by the Board.

(a)   The management, policies and affairs of the Company shall be managed by or under the direction of the Board (including with respect to all actions necessary to maintain the Company's status as a RIC); provided, however, that subject to the Investment Company Act and applicable law, the Board may delegate its rights and powers to third parties, including the Investment Adviser, as it may determine. Unless otherwise specified in this Agreement, consent or approval by the Company shall be determined by the Board.

(b)   No Member shall participate in the management, control, or direction of the Company's operations, business, or affairs, be involved in or transact any business for the Company, or have the power to act for or on behalf of or to bind the Company, such powers being vested solely and exclusively in the Board (which powers the Board may delegate in accordance with the terms of this Agreement). The Board shall be required to submit any determination to Dissolve the Company for approval by the Members. For the purposes of this Section 3.5.3(b), "**Dissolve**" means (i) any dissolution or liquidation of the Company or (ii) any sale, assignment or other disposition of all or substantially all of the Company's assets in a single transaction or series of transactions, in each case, to an unaffiliated third-party purchaser.

(c)   The Board may appoint and elect (as well as remove or replace with or without cause), as it deems necessary, Chief Executive Officers, Presidents, Vice Presidents (including Executive Vice Presidents), Treasurers, Chief Financial Officers, Secretaries, Chief Compliance Officers, Chief Operating Officers and any other officers of the Company the Board determines to be necessary or advisable (collectively, the "**Officers**"). The names of each Officer and such Officer's position as of the date hereof are listed on Schedule B.

(d)   The Officers shall perform such duties and may exercise such powers as may be assigned to them by the Board. For avoidance of doubt, where there is more than one Chief Executive Officer, President, Vice President (including Executive Vice President), Treasurer, Chief Financial Officer, Secretary, Chief Compliance Officer or Chief Operating Officer, any person holding such office may, acting alone, take any action that such officer is permitted to take pursuant to this Agreement, in each case unless the Board determines otherwise.

(e)   Unless the Board decides otherwise, if the title of any person authorized to act on behalf of the Company under this Section 3.5.3 is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authority and duties that are normally associated with that office, subject to any specific delegation of, or restriction on, authority and duties made pursuant to this Section 3.5.3. Any number of titles may be held by the same person. Any delegation pursuant to this Section 3.5.3 may be revoked at any time by the Board.

(f)   The Board may authorize any Person, including any Officer, to sign on behalf of the Company.

3.5.4. Powers of Board.

Except as otherwise explicitly provided herein, the Board shall have the power on behalf and in the name of the Company to implement the objectives of the Company and to exercise any rights and powers the Company may possess, including the power to cause the Company to (a) make any elections available to the Company under applicable tax or other laws, (b) make any investments permitted under this Agreement, (c) satisfy any Company obligations (such as payment of the Management Fee and Incentive Fee (as each is defined in the Investment Advisory Agreement), and Company Expenses), (d) make any disposition of Company assets, subject to Section 3.5.3(b), or (e) to take all actions necessary to maintain the Company's status as a RIC. Notwithstanding any other provision of this Agreement, without the consent of any Member or other Person being required, subject to the Investment Company Act and applicable law, the Company is hereby authorized to execute, deliver and perform, and the Board on behalf of the Company is hereby empowered to authorize an Officer of the Company or other representative to execute and deliver, (x) a Subscription Agreement with each Member, (y) the Investment Advisory Agreement, and (z) any amendment of any such document (to the extent such amendment is approved in accordance with the terms of the relevant agreement and is consistent with the terms of this Agreement) and any other agreement, document or other instrument contemplated thereby or related thereto (to the extent that such other agreement, document or other instrument is consistent with the terms of the relevant agreement or this

Agreement). Such authorization shall not be deemed a restriction on the power of the Board to cause the Company to enter into other documents.

3.5.5. Related Party Transactions.

(a)   The Audit Committee will conduct quarterly reviews of potential related party transactions brought to its attention and, during such reviews, will consider any conflicts of interest brought to its attention pursuant to the Company's Code of Business Conduct and Ethics or Code of Ethics.

(b)   Each Director and Officer of the Company shall be required to complete an annual questionnaire which shall be designed to elicit information concerning potential related party transactions.

(c)   As provided in <u>Section 5.2</u>, the Company has been authorized to enter into the Investment Advisory Agreement with the Investment Adviser.

3.6.   ACTIVITIES OF MEMBERS.

Notwithstanding any duty otherwise existing at law or in equity, but subject to the provisions of this Agreement and applicable laws (including the Investment Company Act), any Member and its respective direct and indirect partners, members, stockholders, officers, directors, managers, trustees, employees, agents and Affiliates may invest, participate, or engage in (for their own accounts or for the accounts of others), or may possess an interest in, other financial ventures and investment and professional activities of every kind, nature and description, independently or with others, whether now existing or hereafter acquired or initiated, including but not limited to: management of other investment vehicles; investment in, financing, acquisition or disposition of securities; investment and management counseling; providing brokerage and investment banking services; or serving as officers, directors, managers, consultants, advisers or agents of other companies, partners of any partnership, members of any limited liability company or trustees of any trust (and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities), whether or not such activities may conflict with any interest of the Company or any of the Members. The fact that a Member may encounter opportunities to purchase, otherwise acquire, lease, sell or otherwise dispose of investment assets, other assets or other business ventures and may take advantage of such opportunities itself or introduce such opportunities to entities in which it has or does not have any interest shall not subject such Member to liability to the Company or to any of the other Members on account of the lost opportunity. Nothing in this Agreement shall be deemed to prohibit any Member or any Affiliate of any Member from dealing with, or otherwise engaging in business with, any other Member or any Person transacting business with the Company or any Portfolio Company. Neither the Company nor any Member shall have any rights, solely by virtue of this Agreement, in or to any activities permitted by this <u>Section 3.6</u> or to any fees, income, profits or goodwill derived from such activities.

3.7.   MEETINGS OF MEMBERS.

3.7.1. Place of Meetings.

All meetings of the Members for any purpose shall be at any such place as shall be designated from time to time by the Board and stated in the notice of meeting or in a duly executed waiver of notice thereof.

3.7.2. Meetings.

Meetings of Members may be called by the Board, the Chair of the Board or the Chief Executive Officer(s). The Board of Directors may postpone, adjourn, reschedule or cancel any meeting of Members previously scheduled by the Board of Directors, the Chair of the Board or the Chief Executive Officer(s).

3.7.3. Business at Meetings.

For each meeting, only business specified in the Company's notice of meeting (or any supplement thereto) may be conducted at such meeting.

3.7.4. Quorum; Adjournments.

(a)   Unless otherwise required by law, Members holding a majority of the Units entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings; provided that where a separate vote of Common Units and Preferred Units is required, the holders of a majority of all issued and outstanding Common Units and Preferred Units entitled to vote thereat, as applicable, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to such matter. Abstentions will be treated as Units that are present and entitled to vote for purposes of determining the number present and entitled to vote with respect to any particular proposal but will not be counted as a vote in favor of such proposal.

(b)   If such quorum shall not be present or represented by proxy at any meeting, then either the Chair of the Board or Members entitled to vote thereat (present in person or represented by proxy) shall have the power to adjourn a vote from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented by proxy. At such adjourned meeting at which a quorum shall be present or represented by proxy, any business may be transacted which might have been transacted at the meeting as originally called. If the adjournment is for more than thirty (30) days, or, if after adjournment a new record date is set, then a notice of the adjourned meeting shall be given to each Member entitled to vote at the meeting.

3.8. WAIVER OF NOTICE.

A written waiver of any notice, signed by a Member or Director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which such notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting (in person or by remote communication) shall constitute waiver of notice, except attendance for the express purpose at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

3.9. MEMBER VOTING AND CONSENTS.

3.9.1. General.

Any Member whose consent, vote, or approval is required or permitted under any provision of this Agreement may give or withhold such consent, vote, or approval in the sole discretion of such Member, whether reasonably or unreasonably unless otherwise provided herein. The Members (whether individually or in any combination) shall not be entitled to consent to, vote on, or approve any matter for which the action of such Members is not expressly required by the Delaware Act or this Agreement or is not requested by the Board. In the case of any matter for which the action of the Members is expressly required by the Delaware Act or this Agreement, or is requested by the Board, such action shall be effective against and binding on all Members and the Company if taken with the consent of the Board and the consent, vote, or approval of Members then representing a majority-in-interest of Members, unless a different standard or percentage is required by the Delaware Act or this Agreement.

3.9.2. Member Voting Threshold.

Whenever action is required by this Agreement to be taken by a specified percentage in interest of the Members (or any class or group of Members), such action shall be deemed to be valid if taken upon the written vote or written consent of those Members (or those Members included in such class or group) whose Units represent the specified percentage of the aggregate outstanding Units of all Members (or, if applicable, all Members included in such class or group) at the time. Each Member shall be entitled to one vote for each Unit held on all matters submitted to a vote of the Members. For these purposes, a "majority-in-interest" shall mean Units representing more than 50% of the Common Units, Preferred Units, or Units, as applicable.

If at any time Preferred Units have been issued and are outstanding, any proposal:

(a) affecting the Common Unitholders but not the Preferred Unitholders, shall require approval by the majority-in-interest (unless some other standard or percentage is specified by this Agreement with respect to such proposal) of the Common Unitholders;

(b) not affecting the Common Unitholders, shall require approval by the majority-in-interest (unless some other standard or percentage is specified by this Agreement with respect to such proposal) of the Preferred Unitholders; or

(c) affecting both Common Unitholders and Preferred Unitholders, shall require approval by the majority-in-interest (unless some other standard or percentage is specified by this Agreement with respect to such proposal) of the Common Unitholders and the Preferred Unitholders, voting separately.

ARTICLE 4.— INVESTMENTS AND ACTIVITIES

4.1. INVESTMENT OBJECTIVES.

4.1.1. Current Investments.

The primary objective of the Company is to generate current income and, to a lesser extent, capital appreciation, primarily through investing in first lien, first lien/last-out unitranche and second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments, primarily through direct originations. Each investment currently held by the Company (including investments acquired pursuant to the Contribution Agreement dated as of October 31, 2024, by and among the Company, Pantheon and Silver Merger Sub LLC), is referred to herein as an "**Investment**" and collectively, the "**Investments**."

4.1.2. New Investments.

Except with respect to Defensive Funding and to fund Undrawn Commitments, the Company shall not make any new investments in any entity or any additional investments in the Portfolio Companies. Any determination by the Company to cancel any Unfunded Commitment with respect to any Portfolio Company shall be subject to prior consultation with the Pantheon Member.

4.2. BORROWING.

4.2.1. General.

(a)   The Company shall have the power to enter into, make and perform all such contracts and other undertakings, and engage in all such activities and transactions as the Board may deem necessary or advisable for or incidental to the carrying out of the Company's purpose and objectives (and all determinations, decisions and actions made or taken by the Board shall be conclusive and absolutely binding upon the Company, the Members and their respective successors, assigns and personal representatives), including: to incur and maintain indebtedness for borrowed money (including through the issuance of notes and other evidence of indebtedness), other indebtedness, financings or extensions of credit ("**Financings**"), to incur and maintain other obligations (including in connection with derivative financial instruments), to arrange and make guarantees to support any such Financings or other obligations and incur reimbursement obligations in respect of any such Financings, other obligations or guarantees, to pledge or assign or otherwise make available credit support for any such Financings, other obligations or guarantees and to enter into agreements, instruments and documents and take all other actions as the Company deems necessary or appropriate in connection with incurring or maintaining Financings, other obligations or guarantees. Without limiting the generality of the foregoing, the Company is authorized, at its option and without notice to or consent of any Member, to hypothecate, mortgage, assign, transfer, make a collateral assignment or pledge or grant a security interest to any Lender or other holders other obligations or guarantees of the Company in (i) any or all assets of the Company, including Investments and deposit or other accounts into which capital contributions are credited or deposited (the assets described in this clause (i) of Section 4.2.1(a) referred to herein as "**Assets**") and/or (ii) some or all of the Undrawn Commitment of some or all of the Members, including the Company's right to issue Drawdown Notices or otherwise call for and receive contributions of Undrawn Commitment and all rights and remedies related thereto and the obligations of some or all of the Members under their respective Subscription Agreements and this Agreement (the rights described in this clause (ii) referred to herein as "**Assigned Rights**," and together with Assets, referred to herein as "**Credit Support**"). For the avoidance of doubt, the Company may exclude from such Credit Support all or a portion of the Assigned Rights of any Common Unitholders that are Officers, Directors, certain significant Common Unitholders, and certain other Persons, to the extent restricted under, or considered by the Board to be necessary or desirable to facilitate compliance with, applicable laws or regulations, including the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), the Investment Company Act and the Sarbanes-Oxley Act of 2002, as amended.

(b)   In furtherance thereof and without limiting the generality thereof, the Company may, in each case subject to such other conditions as the Company may reasonably determine, (i) authorize any Lender or holders of such other obligations or guarantees, including any agent or trustee acting on their behalf, as agent and on behalf of the Company, or in such other capacity as the Company may specify (A) to exercise from time to time Assigned Rights, (B) to issue Drawdown Notices and to require all or any portion of such Undrawn Commitment to be contributed to the Company for purposes of paying such funds to a Lender or holder of such other obligations or guarantees, including by payment to an account or accounts pledged to a Lender or such holder, (C) to exercise any right or remedy of the Company under this Agreement in respect of any Asset or Assigned Rights or in respect of any drawdown notice, called contributions or Undrawn Commitment, and (D) to enforce the Members' obligations under their respective Subscription Agreements and this Agreement, and (ii) take any other action the Company reasonably determines to be necessary for the purpose of providing such Credit Support (collectively, clauses (i) and (ii), the "**Lender Powers**"); provided that any exercise of such Lender Powers shall be made in accordance with this Agreement. In addition, the Company is hereby authorized to provide to or receive from any Lender or holders of such indebtedness, guarantees or other obligations, including any agent or trustee acting on their behalf, financial information related to such Member.

(c)   Subject to applicable law, the Company is authorized to enter into and maintain guarantees and other credit support of Financings of subsidiaries and other Persons in which the Company has an interest or otherwise be liable on a joint and several basis and any such obligations in connection therewith may be cross-guaranteed as the Board determines is necessary or convenient in the conduct or promotions of the activities or business of the Company.

(d)   Notwithstanding anything to the contrary in this Agreement, for so long as the Company operates as a BDC, the total amount of indebtedness outstanding at any time (including, for this purpose, the Preferred Units) shall not cause the Company to violate leverage requirements applicable to a BDC under the Investment Company Act, including but not limited to Sections 18 and 61 thereof.

4.2.2.   Member Acknowledgements.

To facilitate the Company's ability to incur and maintain Financings, other obligations and guarantees and to otherwise make available Credit Support for Financings, other obligations and guarantees, each Member hereby agrees to and acknowledges the acknowledgements, agreements and representations set forth in Appendix II.

4.2.3.   Beneficiary Rights.

Notwithstanding anything herein to the contrary, any Lender or other Person granted a lien with respect to any of the Assigned Rights and/or the right to exercise any Lender Power shall be an intended beneficiary of this Section 4.2 and shall be entitled to enforce the provisions of this Section 4.2 and Appendix II.

4.3.   PREFERRED UNITS.

Subject to Section 3.4.4, the Board may cause the Company to issue one class of Preferred Units, which Preferred Units would have rights senior to those of the Common Units, and such other characteristics as the Board may determine, but, for so long as the Company operates as a BDC, in a manner that complies with the legal requirements applicable to a BDC. Prior to the issuance of a series of Preferred Units, the Board shall set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption. For the avoidance of doubt, no Preferred Units are issued or outstanding as of the date of this Agreement.

4.4. **DISTRIBUTIONS, RECYCLING.**

4.4.1. **Distributions.**

(a)   Subject to the requirements of Section 852(a) of Subchapter M of the Code and the terms of any Financings or other obligations (including with respect to Preferred Units, if issued) the Company shall (i) distribute to its Common Unitholders, *pro rata* based on the number of Common Units held by the Common Unitholder, before the end of each taxable year, or in certain cases, during the following taxable year, net proceeds attributable to the repayment or disposition of Investments (together with any interest, dividends and other net cash flow in respect of such Investments), (ii) distribute quarterly investment income (i.e. proceeds received in respect of interest payments, dividends or fees as opposed to proceeds received in connection with the disposition or repayment of an Investment) (commencing in January 2025, with respect to the quarter ending December 31, 2024), (iii) distribute all of its investment company taxable income and net capital gain for each taxable year in order to qualify for treatment as a RIC under Subchapter M of the Code, and avoid the imposition of federal income taxes on the Company under Section 852(b) of the Code, for any such taxable year, and (iv) distribute for each calendar year its ordinary income and capital gain net income realized during the periods set forth in Section 4982(b) of the Code to the extent required for the Company to avoid imposition of federal excise tax under Section 4982 of the Code for any such calendar year; provided that, in each case of foregoing clause (i) – (iv), distributions of cash or other property of the Company shall be made only in amounts which exceed any reserves that the Board from time to time determines are required or are reasonably appropriate to be retained to meet any Company Expenses or other accrued or foreseeable expenses, expenditures, liabilities, or other obligations of the Company or any of its controlled Affiliates (including obligations under any Financing or applicable law).

(b)   Depending on the level of taxable income and net capital gain earned in a year, the Company may choose to carry forward taxable income or net capital gain for distribution in the following year and pay the applicable U.S. federal excise tax. Distributions under this Section 4.4.1 will be appropriately adjusted for any taxes payable by the Company or any direct or indirect subsidiary through which it invests (including any corporate, state, local, non-U.S. and withholding taxes). The Incentive Fee will not be reduced to take into account any such taxes. Taxes payable by the Company or a direct or indirect subsidiary (including any entity formed or utilized as a blocker to make investments) or withholding taxes imposed on income of the Company or a direct or indirect subsidiary will not be deemed distributed.

(c)   Anything in this Agreement to the contrary notwithstanding, no distribution shall be made to any Member if, and to the extent that, such distribution would not be permitted under the Delaware Act.

(d)   In the event the Company proposes to make a non-cash distribution to Members, the Company shall (i) provide the Members with at least 10 Business Days' prior notice of, and consult with the Pantheon Member regarding, such potential non-cash distribution, and (ii) upon a Member's election, either (A) use commercially reasonable efforts to sell such non-cash assets for such Member's account in lieu of such distribution to such Member or (B) distribute such non-cash assets to such Member.

(e)   In connection with any distribution by the Company pursuant to this Section 4.4.1, the Company shall provide written notice to the Pantheon Member in substantially the form attached hereto as Exhibit 3.

4.4.2. Returns of Capital Contributions

For the avoidance of doubt, any portion of distributions made by the Company to the Common Unitholders which represents a return of such Common Unitholders' capital contributions to the Company, as determined by the Board (each such amount, "**Returned Capital**"), shall not increase the Pantheon Member's Undrawn Commitment.

4.4.3. Recycling.

Proceeds realized by the Company from the sale or repayment of any Investment shall be distributed to Members in accordance with Section 4.4.1 and shall not be retained and reinvested by the Company, except as permitted by Section 4.4.1, Section 5.1(c) or as otherwise agreed in writing between the Pantheon Member and the Company (as directed by the Board).

ARTICLE 5.— FEES AND EXPENSES; ADVISORY AGREEMENT

5.1. COMPANY EXPENSES

(a)   The Company shall bear and be responsible for all costs and expenses of its operations in connection with its operations and transactions ("**Company Expenses**"). The Company's primary operating expenses will include the payment of the Management Fee and the Incentive Fee to the Investment Adviser, legal and professional fees, interest, fees and other expenses of Financings and other operating and overhead related expenses. The other Company Expenses will include those relating to: (i) the Company's operational and organizational expenses; (ii) the Company's fees and expenses, including travel expenses, incurred by the Investment Adviser or payable to third parties related to the Company's Investments, including, among others, professional fees (including the fees and expenses of consultants and experts) and fees and expenses from evaluating, monitoring, researching and performing due diligence on Investments and prospective Investments; (iii) interest, fees and other expenses payable on Financings, if any, incurred by the Company; (iv) fees and expenses incurred by the Company in connection with membership in investment company organizations; (v) brokers' commissions; (vi) fees and expenses associated with calculating the Company's NAV (including the costs and expenses of any independent valuation firm); (vii) legal, auditing or accounting expenses; (viii) taxes or governmental fees; (ix) the fees and expenses of the Company's administrator, transfer agent or sub-transfer agent; (x) clerical expenses incurred in connection with maintaining books and records, including in connection with issuances or repurchases of the Units; (xi) the expenses of, and fees for, registering or qualifying Common Units for sale, maintaining the Company's registration and qualifying and registering the Company as a broker or a dealer; (xii) the fees and expenses of the Independent Directors; (xiii) the fees or disbursements of custodians of the Company's assets, including expenses incurred in the performance of any obligations enumerated by this Agreement or other organizational documents of the Company insofar as they govern agreements with any such custodian; (xiv) the cost of preparing and distributing reports, proxy statements and notices to holders of equity interests in the Company, the SEC and other regulatory authorities; (xv) insurance premiums; (xvi) costs of holding meetings of the Board and the Members; and (xvii) costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or dispute in connection with the Company's business and the amount of any judgment or settlement paid in connection therewith, or the enforcement of the Company's rights against any person and indemnification or contribution expenses payable by the Company to any person and other extraordinary expenses not incurred in the ordinary course of the Company's business.

(b)   Company Expenses borne by the Company in the ordinary course on an annual basis shall be subject to the cap, if any, as set forth in the Investment Advisory Agreement.

(c)   Any Company Expenses may be paid, in the discretion of the Board, as follows: (i) from net proceeds attributable to the repayment or disposition of Investments (together with any interest, dividends and other net cash flow in respect of such Investments), (ii) from investment income (i.e. proceeds received in respect of interest payments, dividends or fees as opposed to proceeds received in connection with the disposition or repayment of an Investment), (iii) from investment company taxable income, net capital gain or ordinary income and (iv) if necessary, in the opinion of the Board, from the sale or liquidation of Company assets.

(d)   The Board may in its reasonable discretion reserve an amount from the Company's income and other amounts received by the Company for the payment of future Company Expenses. No costs, fees or expenses incurred by any single Member as a result of its participation in the Company shall be included in Company Expenses for purposes of this Agreement and under no circumstances shall such costs, fees or expenses be payable by the Company.

5.2.   INVESTMENT ADVISORY AGREEMENT.

The Company shall enter into the Amended and Restated Investment Management and Advisory Agreement (the "**Investment Advisory Agreement**") with the Investment Adviser for assistance in providing management services to the Company, in the form attached hereto as Exhibit 1.

ARTICLE 6.— CAPITAL OF THE COMPANY

6.1.   OBLIGATION TO CONTRIBUTE.

6.1.1.   General.

The Company will issue Common Units to investors from time to time at the NAV per Common Unit. Such Common Units will be issued through drawdowns on specific Drawdown Dates, with the Pantheon Member required to contribute all or a portion of its Undrawn Commitments in exchange for Common Units as set forth in this Agreement. Other than the Pantheon Member as required under Section 3.4.2, no Common Unitholder shall be obligated to make any Capital Contributions other than such Common Unitholder's Initial Contribution.

6.1.2.   No Interest.

No interest shall accrue on any Common Unitholder's Capital Contribution, and any interest actually received by reason of investment of any part of the Company's funds shall be included in the Company's property.

6.2.   FAILURE TO MAKE REQUIRED PAYMENT.

6.2.1.   Default.

Except as otherwise provided in this Agreement, if a Common Unitholder fails to make a required capital contribution or other required payment to the Company, in part or in full, and such default remains uncured for a period of ten calendar days, the Company shall be permitted to declare such Common Unitholder (any such Common Unitholder, a "**Defaulting Unitholder**") to be in default of its obligations and shall be permitted to pursue one or any combination of the following remedies:

(a)   The Company may prohibit the Defaulting Unitholder from purchasing any additional Units;

(b)   Twenty-five percent (25%) of the Units then held by the Defaulting Unitholder may (at the election of the Company) be automatically transferred on the books of the Company, without any further action being required on the part of the Company or the Defaulting Unitholder, to all other Common Unitholders (except to any other Defaulting Unitholder), *pro rata* in accordance with their respective number of Common Units held; provided, however, that no Common Units shall be transferred to any other Common Unitholder pursuant to this Section 6.2.1 in the event that such transfer would (x) violate the Securities Act or any state (or other jurisdiction) securities or "Blue Sky" laws applicable to the Company or such transfer, (y) constitute a non-exempt "prohibited transaction" under Section 406 of ERISA or Section 4975 of the Code or (z) cause all or any portion of the assets of the Company to constitute "plan assets" under ERISA or Section 4975 of the Code (it being understood that this proviso shall operate only to the extent necessary to avoid the occurrence of the consequences contemplated herein and shall not prevent the Common Unitholder from receiving a partial allocation of its *pro rata* portion of Common Units); provided further, that any Common Units that have not been transferred to one or more other Common Unitholders pursuant to the previous proviso shall be allocated among the other participating Common Unitholders *pro rata* in accordance with their respective number of Common Units held. The mechanism described in this Section 6.2.1 is intended to operate as a liquidated damage provision, since the damage to other Common Unitholders resulting from a default by the Defaulting Unitholder is both significant and not easily susceptible to precise quantification. By purchasing Common Units, the Common Unitholder agrees to this Section 6.2.1 and acknowledges that the remedies described herein constitute a reasonable liquidated damage remedy for any default in the Common Unitholder's obligation of the type described; and

(c)   The Company may pursue any other remedies against the Defaulting Unitholder available to the Company, subject to applicable law.

Upon a default, the Company may, in its discretion, require each non-Defaulting Unitholder to make an additional capital contribution (not to exceed its then Undrawn Commitment) in respect of such overdue capital contribution. The funding of the overdue capital contribution by the non-Defaulting Unitholders will not alter the Defaulting Unitholder's obligations to the Company, including any obligation to make future capital contributions or other required payments. The amounts that are paid by non-Defaulting Unitholders will reduce the remaining Undrawn Commitments of the non-Defaulting Unitholders.

Notwithstanding anything to the contrary in this Agreement, the Company will hold the Defaulting Unitholder responsible for all fees and expenses, including without limitation, attorneys' fees or sales commissions, incurred as a result of the default.

ARTICLE 7.— DURATION OF THE COMPANY

7.1.   TERM AND TERMINATION OF THE COMPANY.

(a)   Unless the Company is sooner dissolved in accordance with Section 7.1(b), the term of the Company shall continue until the earlier of (x) the date on which all Investments have either been repaid or sold and (y) the date that is five years from the date of this Agreement, provided that the term of the Company may be extended upon the request of the Board and by approval of the Pantheon Member.

(b)   The Company shall be dissolved (i) upon the expiration of its term (as such term may be extended pursuant to Section 7.1(a)), (ii) at any time upon a decision of the Board, subject to Section 3.5.3(b), (iii) if there are no Members of the Company, unless the business of the Company is continued in accordance with this Agreement or the Delaware Act, or (iv) upon the entry of a decree of judicial dissolution under the Delaware Act.

ARTICLE 8.— LIQUIDATION OF ASSETS ON DISSOLUTION

8.1.   GENERAL.

(a)   The Company shall dissolve and its affairs shall be wound up and terminated upon the first to occur of (a) the Board's determination, subject to Section 3.5.3(b), to dissolve, windup and terminate the Company, and (b) any event causing dissolution of the Company under Section 18-801 of the Act.

(b)   Following dissolution, the Company's assets shall be liquidated in an orderly manner. The Board shall be the liquidator to wind up the affairs of the Company pursuant to this Agreement. The Board as liquidator shall cause the Company to pay or provide for the satisfaction of the Company's liabilities and obligations to creditors in accordance with the Delaware Act. In performing their duties, the Board as liquidator is authorized to sell, exchange or otherwise dispose of the assets of the Company in such reasonable manner as the Board shall determine to be in the best interest of the Members.

8.2.   LIQUIDATION DISTRIBUTIONS, PRIORITY.

Subject to Section 18-804 of the Delaware Act, the proceeds of liquidation shall be applied in the following order of priority:

(a)   First, to pay the costs and expenses of dissolution and liquidation; to pay or provide for the satisfaction of the Company's debts and other liabilities, including obligations to creditors in accordance with the Delaware Act; and to establish any reserves which the liquidator may deem necessary or advisable for any contingent or unmatured liability of the Company, including the payment of the Management Fee and the Incentive Fee;

(b)   Second, to the satisfaction of the prior rights of any outstanding Preferred Units, if issued; and

(c)   Thereafter, among the Common Unitholders equally on a per Common Unit basis.

8.3.   DURATION OF LIQUIDATION.

A reasonable time shall be allowed for the winding up of the affairs of the Company in order to minimize any losses otherwise attendant upon such a winding up.

8.4.   LIABILITY FOR RETURNS.

None of the liquidator, the Directors, the Officers, the Investment Adviser or their respective partners, members, stockholders, officers, directors, managers, employees, agents and Affiliates shall be personally liable to any Member for the return of the capital contributions of any Member.

8.5.   POST DISSOLUTION INVESTMENTS AND DRAWDOWNS.

Notwithstanding anything to the contrary set forth in this Article 8, but subject to the other limitations on investments set forth in this Agreement and the Delaware Act, the liquidator may, at any time or times after dissolution, cause the Company to make additional investments in entities which were Portfolio Companies on the date of dissolution (including any successor to, or subsidiary of, a Portfolio Company), if the liquidator believe that such additional investments are in the best interest of the Members and in furtherance of the winding up of the affairs of the Company.

ARTICLE 9.— LIMITATIONS ON TRANSFERS OF UNITS; REQUIRED TRANSFERS

9.1.   TRANSFERS OF UNITS.

9.1.1.   General.

No assignment, pledge, mortgage, hypothecation, gift, sale or other disposition or encumbrance (collectively, "**Transfer**") of a Member's Units, including a Transfer of solely an economic interest, in whole or in part, shall be made other than pursuant to this Section 9.1. Any attempted Transfer of all or any part of a Member's Units in violation of this Agreement will be void to the maximum extent permitted by law, and any intended recipient of the Units will acquire no rights in such and will not be treated as a Member for any purpose. Each Transfer shall be subject to all of the terms, conditions, restrictions and obligations set forth in this Agreement and shall be evidenced by an assignment agreement executed by the transferor, the transferee(s) and the Company, in form and substance satisfactory to the Company. No Transfer will be effectuated except by registration of the Transfer on the Company's books.

9.1.2.   Consent of Company.

Other than any Transfer to such Member's Permitted Transferee on prior written notice to the Company (but subject to Sections 9.1.3 through 9.1.7 and Section 9.2.1), the prior written consent of the Board shall be required for any Transfer of all or part of any Member's Units, including a Transfer of solely an economic interest in the Company.

9.1.3.   Required Representations by Parties.

The transferor and transferee(s) shall provide such additional written representations as the Company reasonably may request.

9.1.4.   Other Prohibited Legal Consequences.

No Transfer of Units shall be permitted, subject to the discretion of the Board, if such Transfer or the admission of the transferee to the Company as a substituted Member, would:

(a)   Be prohibited by, or trigger a prepayment of, a Financing;

(b)   Result in the Company's assets becoming "plan assets" of any ERISA Member within the meaning of the Plan Assets Regulation;

(c)   Result in the violation of applicable securities law;

(d)   Result in the Company being subject to additional regulatory or compliance requirements imposed by laws other than the Exchange Act or the Investment Company Act; or

(e)   Result in the Company no longer being eligible to be treated as a RIC.

9.1.5.   Required Transfers.

In the event any Person is or becomes the owner of Units in the Company and such ownership would result in a violation of any of the provisions of Section 9.1.4, the Company may repurchase the Units of such Person, or require such Person to Transfer their Units to another Person, and each Member consents to such required repurchase or Transfer of Units as set forth in this Section 9.1.5.

9.1.6.   Opinion of Counsel.

The Company may, but is not required to, condition its consent to any Transfer hereunder upon receipt by the Company of a written opinion of counsel for the Company, or of other counsel reasonably satisfactory to the Company, in form and substance satisfactory to the Company, as to such legal matters as the Company reasonably may request. No opinion will be required for any Transfer that is merely an assignment of Units to any successor trustee of an ERISA Member. For all purposes of this Agreement, opinions of counsel referred to herein to be delivered in connection with a Transfer may be delivered by an in-house counsel of the Member (or an affiliate of the Member) whom the Member reasonably believes to have expertise in the area of law which is the subject matter of the opinion.

9.1.7.   Reimbursement of Transfer Expenses.

Any Member who requests or otherwise seeks to effect a Transfer of all or a portion of its Units hereby agrees to reimburse the Company, at its request, for any expenses reasonably incurred by the Company in connection with such Transfer, including the costs of seeking and obtaining the legal opinion required by Section 9.1.6 and any other legal, accounting and miscellaneous expenses ("**Transfer Expenses**"), whether or not such Transfer is consummated. At its election, and in any event if the transferor has not reimbursed the Company for any Transfer Expenses incurred by the Company in preparing for or consummating a proposed or completed Transfer within 30 days after the Company has delivered to such Member written demand for payment, the Company may seek reimbursement from the transferee of such interest (or portion thereof). If the transferee does not reimburse the Company for such Transfer Expenses within a reasonable time (or, in the case of a Transfer not consummated, the prospective transferor does not reimburse the Company within a reasonable time), the Company may withhold such amount from distributions that would otherwise be made with respect to such interest (with such withheld amount treated as having been distributed to the holder of such interest for all other purposes of this Agreement).

9.2. ADMISSION OF SUBSTITUTED MEMBERS.

9.2.1. General.

Any transferee of a Member's Units transferred in accordance with the provisions of this Article 9 shall be admitted as a substituted Member upon its execution (whether on its own behalf or via an attorney-in-fact) of an assignment agreement, a Subscription Agreement and a joinder to this Agreement in the form reasonably acceptable to the Board. Any transfer of Units in violation of the foregoing will be void, and any intended transferee will acquire no rights in such Units and will not be treated as a Member for any purpose.

9.2.2. Effect of Admission.

The transferee of Units transferred pursuant to this Article 9 that is admitted to the Company as a substituted Member shall succeed to the rights and liabilities of the transferor Member with respect to such interest and, after the effective date of such admission, the Commitment of the transferor with respect to the applicable class of Unit being transferred shall become the applicable Commitment of the transferee, to the extent of the Unit transferred. If a transferee is not admitted to the Company as a substituted Member, (a) such transferee shall have no right to participate with the Members in any votes taken or consents granted or withheld by the Members hereunder, and (b) the transferor shall remain liable to the Company for all contributions and other amounts payable with respect to the transferred interest to the same extent as if no Transfer had occurred.

9.2.3. Non-Compliant Transfer.

If a Transfer has been proposed or attempted but the requirements of this Article 9 have not been satisfied, the Company shall not admit the purported transferee as a substituted Member but, to the contrary, shall ensure that the Company (a) continues to treat the transferor as the sole owner of the Units purportedly transferred, (b) makes no distributions to the purported transferee and (c) does not furnish to the purported transferee any tax or financial information regarding the Company. The Company shall also not otherwise treat the purported transferee as an owner of any Units (either legal or equitable), unless required by law to do so. To the maximum extent permitted by law, the Company shall be entitled to seek injunctive relief, at the expense of the purported transferor, to prevent any such purported Transfer.

ARTICLE 10.— LIMITATION OF LIABILITY AND INDEMNIFICATION

10.1. LIMITATION OF LIABILITY.

To the fullest extent permitted by applicable law, none of the Company's Officers, Directors or employees (each, an "**Indemnified Person**") will be liable to the Company or to any Member for any act or omission performed or omitted by any such Indemnified Person (including any acts or omissions of or by another Indemnified Person), in the absence of willful misfeasance, gross negligence, bad faith, reckless disregard of the duties involved in the conduct of such Indemnified Person's respective position or criminal wrongdoing on its part ("**Disabling Conduct**").

10.2. INDEMNIFICATION.

The Company shall indemnify each Indemnified Person for any loss or damage incurred by it in connection with any matter arising out of, or in connection with, the Company, including the operations of the Company and the offering of Units, except for losses incurred by an Indemnified Person arising solely from the Indemnified Person's own Disabling Conduct.

10.3.   RIGHT TO ADVANCEMENT OF EXPENSES.

In addition to the right to indemnification conferred in Section 10.2, an Indemnified Person shall also have the right to be paid by the Company the expenses (including attorney's fees) incurred in appearing at, participating in or defending any such proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article 10 (which shall be governed by Section 10.4 (hereinafter an "**advancement of expenses**")); provided, however, that, if applicable laws require or in the case of an advance made in a proceeding brought to establish or enforce a right to indemnification or advancement, an advancement of expenses incurred by an Indemnified Person in his or her capacity as a Director or Officer shall be made solely upon delivery to the Company of an undertaking (hereinafter an "**undertaking**"), by or on behalf of such Indemnified Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "**final adjudication**") that such Indemnified Person is not entitled to be indemnified or entitled to advancement of expenses under Section 10.2 and this Section 10.3 or otherwise.

10.4.   RIGHT TO INDEMNIFIED PERSON TO BRING SUIT.

If a claim under Section 10.2 or Section 10.3 is not paid in full by the Company within (a) 60 days after a written claim for indemnification has been received by the Company, or (b) 20 days after a claim for an advancement of expenses has been received by the Company, the Indemnified Person may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim or to obtain advancement of expenses, as applicable. To the fullest extent permitted by law, if successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnified Person shall be entitled to be paid also the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnified Person to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnified Person to enforce a right to an advancement of expenses) it shall be a defense that, and (b) any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that, the Indemnified Person has not met any applicable standard for indemnification set forth in the Delaware Act. Neither the failure of the Company (including its Directors who are not parties to such action, a committee of such Directors, independent legal counsel, or the Members) to have made a determination prior to the commencement of such suit that indemnification of the Indemnified Person is proper in the circumstances because the Indemnified Person has met the applicable standard of conduct set forth in the Delaware Act, nor an actual determination by the Company (including its Directors who are not parties to such action, a committee of such Directors, independent legal counsel, or the Member) that the Indemnified Person has not met such applicable standard of conduct, shall create a presumption that the Indemnified Person has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnified Person, be a defense to such suit. In any suit brought by the Indemnified Person to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnified Person is not entitled to be indemnified, or to such advancement of expenses, under this Article 10 or otherwise shall be on the Company.

10.5. **INDEMNIFICATION NOT EXCLUSIVE.**

(a)   The provision of indemnification to or the advancement of expenses and costs to any Indemnified Person under this Article 10, or the entitlement of any Indemnified Person to indemnification or advancement of expenses and costs under this Article 10, shall not limit or restrict in any way the power of the Company to indemnify or advance expenses and costs to such Indemnified Person in any other way permitted by law or be deemed exclusive of, or invalidate, any right to which any Indemnified Person seeking indemnification or advancement of expenses and costs may be entitled under any law, agreement, vote of Members or Independent Directors or otherwise, both as to action in such Indemnified Person's capacity as an Officer, Director or employee of the Company and as to action in any other capacity.

(b)   Given that certain jointly indemnifiable claims (as defined below) may arise due to the service of the Indemnified Person as a Director of the Company at the request of the Indemnified Person-related entities (as defined below), the Company shall be fully and primarily responsible for the payment to the Indemnified Person in respect of indemnification or advancement of expenses in connection with any such jointly indemnifiable claims, pursuant to and in accordance with the terms of this Article 10, irrespective of any right of recovery the Indemnified Person may have from the Indemnified Person-related entities. Under no circumstance shall the Company be entitled to any right of subrogation or contribution by the Indemnified Person-related entities and no right of advancement or recovery the Indemnified Person may have from the Indemnified Person-related entities shall reduce or otherwise alter the rights of the Indemnified Person or the obligations of the Company hereunder. In the event that any of the Indemnified Person-related entities shall make any payment to the Indemnified Person in respect of indemnification or advancement of expenses with respect to any jointly indemnifiable claim, the Indemnified Person-related entity making such payment shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnified Person against the Company, and the Indemnified Person shall execute all papers reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents as may be necessary to enable the Indemnified Person-related entities effectively to bring suit to enforce such rights. Each of the Indemnified Person-related entities shall be third-party beneficiaries with respect to this Section 10.5(b), entitled to enforce this Section 10.5(b).

For purposes of this Section 10.5(b), the following terms shall have the following meanings:

(1)   The term "**Indemnified Person-related entities**" means any corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise (other than the Company or any other limited liability company, corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for which the Indemnified Person has agreed, on behalf of the Company or at the Company's request, to serve as a director, officer, employee or agent and which service is covered by the indemnity described herein) from whom an Indemnified Person may be entitled to indemnification or advancement of expenses with respect to which, in whole or in part, the Company may also have an indemnification or advancement obligation.

(2)   The term "**jointly indemnifiable claims**" shall be broadly construed and shall include, without limitation, any action, suit or proceeding for which the Indemnified Person shall be entitled to indemnification or advancement of expenses from both the Indemnified Person-related entities and the Company pursuant to applicable law, any

agreement or certificate of incorporation, bylaws, partnership agreement, LLC agreement, certificate of formation, certificate of limited partnership or comparable organizational documents of the Company or the Indemnified Person-related entities, as applicable.

10.6. COMPANY OBLIGATIONS, RELIANCE.

The rights granted pursuant to the provisions of this Article 10 shall vest at the time a person becomes a Director, Officer or employee of the Company and shall be deemed to create a binding contractual obligation on the part of the Company to the persons who from time to time are elected as Officers, Directors or employees of the Company, and such persons in acting in their capacities as Officers, Directors or employees of the Company (including any Officer, Director or employee of the Company acting at the request of the Company as a director, officer, employee, agent or trustee of another limited liability company, corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan) shall be entitled to rely on such provisions of this Article 10 without giving notice thereof to the Company.

10.7. NATURE OF RIGHTS.

The rights conferred upon Indemnified Person in this Article 10 shall be contract rights and such rights shall continue as to an Indemnified Person who has ceased to be a Director, Officer and shall inure to the benefit of the Indemnified Person's heirs, executors and administrators. Any amendment, alteration or repeal of this Article 10 that adversely affects any right of an Indemnified Person or its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

10.8. INSURANCE.

The Company may maintain insurance, at its expense, to protect itself and any Director, Officer or employee of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under applicable law.

10.9. LIMITATION BY LAW.

If any Indemnified Person or the Company itself is subject to any federal or state law, rule or regulation which restricts the extent to which any Person may be exonerated or indemnified by the Company, the limitation of liability provisions set forth in Section 10.1 and the indemnification provisions set forth in Section 10.2 shall be deemed to be amended, automatically and without further action by the Members, to the minimum extent necessary to conform to such restrictions. Without limiting the foregoing, for so long as the Company is regulated under the Investment Company Act, the limitation of liability and indemnification provisions shall be the limited to the extent provided by the Investment Company Act and by any valid rule, regulation or order of the SEC thereunder.

ARTICLE 11.— AMENDMENTS

11.1. AMENDMENTS.

11.1.1. By Consent.

Except as otherwise provided in this Agreement, the terms and provisions of this Agreement may be amended with the consent of the Board (which term includes any waiver, modification, or deletion of this Agreement) during or after the term of the Company, together with the prior written consent of the Pantheon Member.

11.1.2. Without Consent.

Notwithstanding the provisions of Section 11.1.1 the following amendments may be made with the consent of the Board and without the need to seek the consent of any Member:

(a)   to add to the duties or obligations of the Board or surrender any right granted to the Board herein;

(b)   to cure any ambiguity or correct or supplement any provision herein which may be inconsistent with any other provision herein or to correct any printing, stenographic or clerical errors or omissions;

(c)   to make such changes as the Board in good faith deems necessary to comply with any requirements applicable to the Company or its affiliates under the Investment Company Act or any similar state or federal law;

(d)   to the fullest extent permitted by applicable law, to make any other changes that do not have a material adverse effect on the Members; or

(e)   to make changes that this Agreement specifically provides may be made by the Board without the consent of any Member;

provided, however, that no amendment shall may be made pursuant to clauses (a) through (d) above if such amendment would (1) subject any Member to any adverse economic consequences (which amendment shall require the consent of each such Member), (2) diminish the rights or protections of one or more Members (including, for the avoidance of doubt, provisions intended to protect one or more Members from suffering certain adverse tax consequences) (which amendment shall require the consent of each such Member), or (3) diminish or waive in any material respect the duties and obligations of the Board to the Company or the Members (which amendment shall require the consent of each such Member).

11.1.3. Consent to Amend Special Provisions.

Notwithstanding the provisions of Section 11.1.1, any provision in this Agreement that requires the consent, action or approval of a specified Member or a specified percentage in interest of the Members may not be amended without the consent of such specified Member or such specified percentage in interest of the Members, as applicable.

ARTICLE 12.— ADMINISTRATIVE PROVISIONS

12.1. KEEPING OF ACCOUNTS AND RECORDS; CERTIFICATE OF FORMATION ADMINISTRATOR.

12.1.1. Accounts and Records.

At all times the Company shall keep proper and complete books of account, in which shall be entered fully and accurately the transactions of the Company. Such books of account shall be kept on the accrual method of accounting for both tax and accounting purposes, and shall be maintained in accordance with U.S. generally accepted accounting principles ("**GAAP**"). The Company shall also maintain: (a) an executed copy of this Agreement (and any amendments hereto); (b) the Certificate (and any amendments thereto); (c) executed copies of any powers of attorney pursuant to which any document described in clause (a) or (b) has been executed by the Company; (d) a current list of the name, address, Commitments and taxpayer identification number, if any, of each Member; (e) copies of all tax returns filed by the Company; and (f) all financial statements of the Company. These books and records shall at all times be maintained in accordance with the Company's record retention policy.

12.1.2. Certificate of Conversion and Formation.

The Company shall file for record with the appropriate public authorities and, if required, publish the Certificate and any amendments thereto.

12.1.3. Administrator.

The Company will continue to receive the services of State Street Bank and Trust Company (the "**Administrator**") pursuant to the Administration and Custodial Services Agreement, dated as of May 31, 2016 (the "**Administration Agreement**"). Upon expiration or termination of the Administration Agreement, the Board may in its sole discretion select any other service provider experienced in providing such services to investment funds similar to the Company to serve as administrator of and provide custodial services to the Company.

12.2. INFORMATION RIGHTS.

12.2.1. Inspection of Books and Records.

At any time before the Company's complete liquidation, the Pantheon Member, upon reasonable written demand, at its own expense and for purposes reasonably related to its interest as a Member, may (a) fully examine and audit the Company's books, records, accounts and assets, including bank account balances and (b) examine, or request that the Company furnish, such additional information as is reasonably necessary to enable the Pantheon Member to review the state of the investment activities of the Company; provided that the Company can obtain such additional information without unreasonable effort or expense; provided, further, that the Company may redact confidential information relating to another Member. Any such examination or audit shall be made (1) only upon ten (10) Business Days' prior written notice to the Company, (2) during normal business hours and (3) without undue disruption.

12.2.2. Financial Reports.

(a)   Promptly after the quarterly financial statements of the Company are publicly available for the immediately preceding quarter end, the Company shall provide to the Pantheon Member such supplemental financial information and valuation tear sheets with respect to the Portfolio Companies (including summaries of capital account statements and similar reports) as may be reasonably requested by the Pantheon Member.

(b) The Company shall use commercially reasonable efforts to provide such additional information concerning the Company reasonably requested by any Member that, on the advice of such Member's legal counsel, is required by such Member to meet its or its investors' regulatory disclosure requirements, including without limitation and only to the extent applicable, with respect to Solvency II regulatory reporting requirements set forth by the European Insurance and Occupational Pensions Authority.

12.2.3. Notice of Member Litigation.

In the event of any Member Litigation (as defined in the Merger Agreement) arising after the date of this Agreement, the Company shall notify the Pantheon Member promptly after becoming aware of such Member Litigation.

12.2.4. Disclosure of Confidential Information.

Notwithstanding the foregoing provisions of Sections 12.2.1, 12.2.2 and 12.2.3, the Company shall have the benefit of the confidential information provisions of Section 18-305(c) of the Delaware Act and the obligation to make company information available or to furnish company information shall be subject to Section 12.7.7.

12.3. VALUATION.

The fair value of the Company's assets will be determined pursuant to a valuation policy approved by the Board.

12.4. NOTICES.

(a) Any written notice herein required to be given to the Company by any of the Members shall be deemed to have been given if delivered in person or if sent by Federal Express, DHL or comparable courier service (for delivery within two or fewer Business Days), or by email (including, for the avoidance of doubt, by e-mail containing an electronic link to a notice that such notice is electronically accessible) to the principal office of the Company in New York, New York, or to such other address or email address as the Company may from time to time specify by notice to the Members.

(b) Any written notice required to be given to a Members shall be deemed to have been given if sent to such Member at the address or email address set forth in the records of the Company or such other address or email address as such Member shall have specified in writing to the Company; provided that any call for capital required to be made under Article 3 shall also comply with the specific requirements of such section.

(c) Notice, payment, demand or other communication shall be deemed to be delivered, given and received for all purposes:

1. on the day of it being sent, where delivered in person, sent by email (so long as no bona fide delivery failure or bounce-back message is promptly received by the sender), and when sent on any Business Day during normal working hours at the place of receipt;

2. on the following Business Day, where sent by email (so long as no bona fide delivery failure or bounce-back message is promptly received by the sender) on any Business Day outside normal working hours or on any day which is not a Business Day; and

3. on the second Business Day following the date dispatched by Federal Express, DHL or any comparable courier service.

12.5. ACCOUNTING PROVISIONS.

12.5.1. Fiscal Year.

For U.S. federal income tax purposes, the Company's year is the calendar year, unless otherwise required by the Code or permitted by applicable law. For financial reporting purposes, the Company's fiscal year is a calendar year ending December 31.

12.5.2. Independent Auditors.

The Company's independent public auditors shall be PricewaterhouseCoopers LLP, or another public accounting firm of similar standing, as determined by the Board of Directors.

12.6. TAX PROVISIONS.

12.6.1. Classification of the Company as Corporation for Tax Purposes.

The Company has made an election to be classified as an association that is taxable as a corporation and the Company shall maintain such classification.

12.6.2. RIC Requirements.

The Company will use reasonable best efforts to maintain its status as a RIC for U.S. federal income tax purposes, and the Board shall seek to cause the Company to meet any requirements necessary to maintain RIC qualification, including source-of-income and asset diversification requirements and distributing annually an amount equal to at least 90% of its "investment company taxable income" and taking any other steps as the Board determines in respect of any requirements necessary to maintain RIC qualification.

12.6.3. Tax Information.

The Company currently as of the date hereof is taxable as a RIC and will cause to be delivered after the end of each calendar year to each Member who was a Member at any time during such calendar year, such information as may be necessary for the preparation of such Member's U.S. federal, state, and local tax returns.

Each Member agrees that such Member will, upon request by the Company, execute any forms or documents (including a power of attorney or settlement or closing agreement), provide any information and take any further action requested by the Company, and that the Company may execute any forms or documents or obtain any information on such Member's behalf that relate to such Member's investment in the Company, in connection with any tax matter affecting the Company.

12.6.4. Information Disclosure Obligation.

Each Member agrees to promptly provide the Company with information about such Member that the Company reasonably requests to comply with any regulatory, tax or legal requirement, to give effect to any tax election or for any other tax purpose related to the business of the Company.

12.7. GENERAL PROVISIONS.

12.7.1. Power of Attorney.

(a) Each Member, by execution of this Agreement (including by execution of counterpart signature page hereto directly or via an attorney-in-fact), hereby constitutes and appoints any duly authorized representative of the Company as its true and lawful representative and its attorney-in-fact, in its name, place and stead (i) to make, execute, sign and file any amendment to the Certificate of the Company required because of an amendment to this Agreement, in order to effectuate any change in the Members or in the Commitments or Undrawn Commitments of the Common Unitholders or otherwise, and all such other instruments, documents and certificates which may from time to time be required by the laws of the U.S., the State of Delaware, or any other state or any non-U.S. jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, and continue the valid and subsisting existence of the Company, or in connection with any tax filings of the Company, or any and all instruments, certificates, and other documents that may be deemed necessary or desirable to effect the dissolution and winding-up of the Company (including a Certificate of Cancellation of the Company's Certificate); (ii) to make, execute, sign, deliver and acknowledge any instrument, agreement, indemnity or document of any kind (including, without limitation, deeds of accession) in connection with the in-kind distribution of and the transfer of Investments to such Member; (iii) to effect any amendment to this Agreement adopted in accordance with its terms; (iv) to make, execute and sign any documents, instruments and certificates necessary to sell the Common Units of any Defaulting Unitholder; and (v) to file, prosecute, defend, settle or compromise litigation, other claims or arbitration on behalf of the Company.

(b) Such representatives and attorneys-in-fact shall not, however, have any right, power or authority to amend or modify this Agreement when acting in such capacities, except as contemplated by clause (iii) of the immediately preceding paragraph.

(c) The power of attorney granted hereby is coupled with an interest and shall (i) be irrevocable, (ii) be deemed to be given to secure a proprietary interest of the donee of the power or performance of an obligation owed to the donee, (iii) survive and shall not be affected by the subsequent death, lack of capacity, dissolution, insolvency, termination or bankruptcy of any Member granting the same or the Transfer of all or any of such Member's Units, and (iv) extend to such Member's successors, assigns and legal representatives. Each Member, at the request of the Company, shall execute additional powers of attorney on a document separate from this Agreement. In the event of any conflict between this Agreement and any instruments executed, delivered, or filed by the Company pursuant to this power of attorney, this Agreement shall prevail. The Company may exercise this power of attorney by listing all of the Members executing any agreement, certificate, instrument, or document with the single signature of the attorney-in-fact as attorney-in-fact for all Members.

(d) Except as otherwise specifically provided herein, the powers of attorney granted herein shall not in any manner revoke in whole or in part any power of attorney that the undersigned previously has executed. This power of attorney shall not be revoked by any subsequent power of attorney the undersigned may execute, unless such subsequent power specifically refers to this power of attorney or specifically states that the instrument is intended to revoke all prior powers of attorney.

12.7.2. Binding on Successors.

This Agreement shall be binding upon and shall inure to the benefit of the respective heirs, successors, permitted assigns and legal representatives of the parties hereto.

12.7.3. Governing Law.

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE. In particular, it shall be construed to the maximum extent possible to comply with all of the terms and conditions of the Delaware Act. If, nevertheless, it shall be determined by a court of competent jurisdiction that any provision or wording of this Agreement shall be invalid or unenforceable under said Delaware Act or other applicable law, such invalidity or unenforceability shall not invalidate the entire Agreement. In that case, this Agreement shall be construed so as to limit any term or provision so as to make it enforceable or valid within the requirements of any applicable law, and, in the event such term or provision cannot be so limited, this Agreement shall be construed to omit such invalid or unenforceable provisions.

12.7.4. Submission to Jurisdiction; Venue; Waiver of Jury Trial.

Unless the Company otherwise agrees in writing, any legal action or proceeding with respect to this Agreement may be brought in the courts of the State of Delaware, and, by execution and delivery of this Agreement, each Member hereby irrevocably accepts for him or herself and in respect of his or her property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. Such Member hereby further irrevocably waives any claim that any such courts lack personal jurisdiction over such Member, and agrees not to plead or claim, in any legal action proceeding with respect to this Agreement in any of the aforementioned courts, that such courts lack personal jurisdiction over such Member. To the fullest extent permitted by applicable law, any legal action or proceeding with respect to this Agreement by a Member seeking any relief whatsoever against the Company shall be brought only in the Chancery Court of the State of Delaware (or other appropriate state court in the State of Delaware), and not in any other court in the United States of America, or any court in any other country. Such Member hereby irrevocably waives any objection that such Member may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement brought in the aforesaid courts and hereby further irrevocably, to the extent permitted by applicable law, waives his or her rights to plead or claim and agrees not to plead or claim in any such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum. UNLESS THE COMPANY OTHERWISE AGREES IN WRITING, THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT.

12.7.5. Waiver of Partition.

Each Member hereby irrevocably waives any and all rights that it may have to maintain an action for partition of any of the Company's property.

12.7.6. Securities Law Matters.

Each Member understands that in addition to the restrictions on transfer contained in this Agreement, it must bear the economic risks of its investment for an indefinite period because the interests in the Company have not been registered under the Securities Act or under any applicable securities laws of any state or other jurisdiction and, therefore, may not be sold or otherwise transferred unless they are registered under the Securities Act and any such other applicable securities laws or an exemption from such registration is available.

12.7.7. Confidentiality.

(a)   Each Member agrees that, without the prior written consent of the Company (which consent may be withheld at its sole discretion), (i) it shall keep confidential and shall not copy, reproduce, sell, assign, license, market, distribute, make available, or otherwise disclose, directly or indirectly, any information relating to the Company to any Person other than to a Person who is involved with such Member's investment in the Company and is either (A) one of such Member's or such Member's Affiliate's employees, officers or directors, (B) an attorney, consultant or accountant engaged by such Member, or (C) a Person agreed to in writing by the Member and the Company (such Persons, collectively, the "**Recipients**"), and (ii) such Member shall not use any information relating to the Company for any purpose (other than the evaluation of Units and the Company, the preparation of such Member's tax returns and the evaluation of the performance of such Member's investment in the Company), including to effect or replicate any transactions described in any report or information relating to the Company received by the Member. Each Member also agrees that they will not obtain, or attempt to obtain (lawfully or unlawfully) any information, that a reasonable person would consider personal, pertaining to another Member of the Company.

(b)   The Company acknowledges and agrees that the Pantheon Member is a fund-of-funds and has certain reporting obligations to its underlying investors. So long as such underlying investors are bound by an obligation of confidentiality to the Pantheon Member, notwithstanding the confidentiality obligations of each Member pursuant to this Section 12.7.7, the Company hereby agrees that the Pantheon Member may provide to its underlying investors the following information:

(1)   the name and address of the Company and the Investment Adviser;

(2)   the year of formation of the Company;

(3)   general statements regarding the Company's Investments and investment strategy as reasonably approved by the Investment Adviser;

(4)   the aggregate capital commitments to the Company;

(5)   the fact that the Pantheon Member invested in the Company and the date of such investment;

(6)   the amount and currency of the Pantheon Member's Commitment and the month and year of the closing of the Pantheon Member's Commitment;

(7)   the Pantheon Member's Undrawn Commitment, total Commitment made and the aggregate distributions received by the Pantheon Member from the Company as of any specified date;

(8)   the amount of any distributions received by Pantheon Member;

(9)   the names of the industry sectors and geographic regions in which the Company has made Investments; provided that the Pantheon Member shall not disclose the identity of any particular Investment or the amount invested by the Company in any particular Investment;

(10)   the net asset value of the Pantheon Member's investment in the Company;

(11)   the aggregate amount of Management Fee and Incentive Fee attributable to the Pantheon Member;

(12)   the fair value of an underlying asset on the last day of the quarter (as reported by the Company to the Members in the Company's financial statements, when publicly available);

(13)   with respect to any distribution in-kind of securities the name and issuer of such securities, the number of such securities distributed to the Pantheon Member and the fair market value at the time of distribution as determined hereunder;

(14)   the Pantheon Member's aggregate internal rate of return on its investment in the Company as of any specified date, as calculated solely by the Pantheon Member (which fact shall be disclosed explicitly to the underlying investors);

(15)   the name and a brief description of each underlying borrower or underlying asset and information regarding the industry and geographic location of each such underlying borrower or underlying asset; to the extent such information is reported by the Company in the schedule of investments included in the Company's financial statements, when publicly available;

(16)   any information that can be established by the Pantheon Member to have been rightfully received by the Pantheon Member from a third party without confidential limitations or to have been rightfully in the Pantheon Member possession prior to the Company's conveyance of such information to the Pantheon Member;

(17)   any information provided by the Company that is otherwise generally available in the public domain; and

(18)   with ten (10) Business Days' prior written notice (email being sufficient) to the Company and solely to the extent the Company can gather such information using commercially reasonable efforts, such other information as may be required by law or regulation or the accounting principles or standards applicable to the Pantheon Member.

provided that (A) the Pantheon Member shall advise its underlying investors of the confidential nature of the information prior to any disclosure and (B) the Pantheon Member specifies that such information was not prepared, reviewed, or approved by the Company or the Investment Adviser.

(c) Each Member further agrees that (i) it shall ensure that any Recipient is made aware of, and adheres to, the terms of this Section 12.7.7, (ii) it shall be responsible for any disclosure of any such information by any person in contravention of the terms of this Section 12.7.7, unless it obtains the prior written consent of the Company or such disclosure is permitted as described below, (iii) it is at all times subject to such Member's obligation to act, and to cause its Recipients to act, in accordance with applicable laws and regulations relating to the receipt or use of such information including, without limitation, those governing insider dealing or trading, market abuse and market manipulation, and (iv) the Company may, in its sole discretion, refuse such Member's request to furnish any correspondence, documents or other information relating to the Company to any Recipient.

(d) The terms of this Section 12.7.7 shall apply indefinitely to information related to the Company unless disclosure is required by applicable law or regulation (including pursuant to a subpoena or other legal process) or ordered by a court of competent jurisdiction, or such information has become publicly available other than as a result of any breach of this Agreement by such Member or any person to whom such Member has disclosed such information.

(e) Each Member hereby represents and warrants that, except as disclosed to the Company in writing, it is not subject to any law, governmental rule, regulation or legal process in any jurisdiction (including, without limitation, lawsuits, subpoenas administrative proceedings or the US Freedom of Information Act, or any comparable laws or regulations of any US or non-US jurisdiction) requiring such Member to disclose (on receipt of a request to do so or otherwise) any information relating to the Company or their investment in the Company (collectively, "**Disclosure Laws**").

(f) Upon a Member's receipt of requests, pursuant to a Disclosure Law, if applicable, or if a Member is otherwise compelled by law or legal process, to make public disclosure of information relating to the Company, such Member shall (i) immediately send written notice to the Company (copied to the Investment Adviser) of the request, so that the Company and/or the Investment Adviser may consult with such Member as to the exact disclosure obligation to which such Member is subject, and take any action legally available to the Company or the Investment Adviser under the laws and regulations of the relevant jurisdiction and (ii) furnish only that portion of the requested information that is legally required and use its reasonable best efforts to obtain assurance that confidential treatment is accorded to that information. In addition, upon receipt by the Company of written notice from such Member of a public disclosure request, the Company may, in its sole discretion, cause the Transfer of such Member's Units if the Company determines, in its sole discretion, that the disclosure of this information could adversely affect the Company, the Company's investors or the Investment Adviser. The right of the Company to cause the Transfer of such Member's Units as set forth in the preceding sentence shall be in addition to, and shall not prejudice, any other rights of the Company and/or the Investment Adviser to compulsorily Transfer such Member's Units.

(g) Each Member further agrees that the Investment Adviser may, in its sole discretion, keep confidential and not disclose to such Member or any other person any information relating to the Company (including, but not limited to, information that such Member or any other person would be required to disclose pursuant to applicable Disclosure Laws were such Member or such other person to receive such information) if the Investment Adviser determines in its discretion that the disclosure of such information is not in the best interest of the Company or could damage the Company or its business, or if the Company is required by law or by agreement with a third party to keep such information confidential.

(h)   For purposes of this Section 12.7.7, "information relating to the Company" shall be construed broadly and shall include, without limitation, any information furnished to, or otherwise obtained from the Investment Adviser by, a Member in respect of the Company or their Units, including, without limitation, information regarding any other Member (including their identity), information regarding existing, past or prospective direct or indirect investments made by or other investment positions and trading activities and strategies of and/or transactions effected directly or indirectly for the Company, the Company's financial reports and performance reports and correspondence with its Members, and the terms of this Agreement and any other agreement entered into between such Member or its affiliates and the Company, the Investment Adviser, the distributor or placement agent or their respective affiliates.

(i)   Each Member acknowledges and agrees that: (i) the Company and the Investment Adviser would suffer irreparable injury if such Member was to violate any provision of this Section 12.7.7 and monetary damages would not be a sufficient remedy for any such violation and (ii) that in the event that such Member breaches or threatens to breach any provision of this Section 12.7.7, in addition to any other remedies available to the Company in respect of any such breach, the Company and/or the Investment Adviser shall be entitled to obtain an immediate permanent injunction against such breach and other equitable relief to enforce any and all of the provisions of this Section 12.7.7 and that such Member will not oppose the granting of such relief. The remedies afforded to the Company and the Investment Adviser by this Section 12.7.7 shall be in addition to any and all other remedies available to the Company and the Investment Adviser resulting from such Member's violation, breach or threatened breach of this Agreement.

(j)   Notwithstanding anything to the contrary in this Agreement, except as reasonably necessary to comply with applicable securities laws, each Member (and such Member's employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the offering and ownership of the Units (including the tax treatment and tax structure of any Company transactions) and all materials of any kind (including opinions and other tax analyses) that are provided to such Member relating to such tax treatment and tax structure. For this purpose, "tax structure" means any facts relevant to the US federal or state income tax treatment of (i) the offering and ownership of the Units and (ii) any transactions by the Company, and does not include information relating to the identity of the Company or its affiliates. Nothing in this paragraph shall be deemed to require the Investment Adviser to disclose to you any information that the Investment Adviser is permitted or is required to keep confidential in accordance with this Agreement.

(k)   Each Member acknowledges that the Company, the Investment Adviser or its affiliates and/or service providers to or agents of the Company or the Investment Adviser may from time to time be required or may, in their discretion, determine that it is advisable to disclose certain information about the Company and its Members including, but not limited to, investments held by the Company or the names and levels of beneficial ownership of Members, to (i) regulatory authorities of certain jurisdictions, which have or assert jurisdiction over the disclosing party or in which the Company directly or indirectly invests, or (ii) any Lender to, counterparty of or service provider to the Investment Adviser or the Company, and each Member hereby consents to such disclosure.

(l)   Notwithstanding the foregoing, the provisions of this Section 12.7.7 shall not apply to any information that is already in the public domain, and further, each Member shall have the right to make any filings required by applicable law (including, for the avoidance of doubt, filings required by the Exchange Act), and shall be under no obligation to obtain consent of the Company prior to making such filings.

(m)   For the avoidance of doubt, nothing this Section 12.7.7 is intended to or shall be interpreted as preventing or prohibiting any person from engaging with, or reporting possible violations of federal law or regulation to, any governmental agency or entity, including but not limited to the SEC, or making other disclosures that are protected under the whistleblower provisions of federal law or regulation.

12.7.8. Compliance with Laws

The Company will use reasonable best efforts to comply with all laws, rules and regulations applicable to the Company, including, for the avoidance of doubt, all applicable anti-money laundering, anti-terrorism laws and anti-bribery laws, as well as applicable rules and regulations imposed by applicable securities laws; provided, that the Company will have no liability under this Section 12.7.8 in the event that noncompliance with an applicable law does not, or would not reasonably be expected to, have an adverse effect on the Company, other than a *de minimis* adverse effect. The Company has established and will maintain internal controls, policies and procedures reasonably designed to ensure compliance with all applicable anti-money laundering, anti-terrorism laws and anti-bribery laws, as well as applicable rules and regulations imposed by applicable securities laws.

12.7.9. Fixing the Record Date

In order for the Company to determine the Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, the Board may fix a record date which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, be no more than sixty (60) nor less than ten (10) days prior to the date of such meeting. If the Board so fixes a date, such date shall also be record date for determining the Members entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining Members entitled to notice of or to vote at a meeting of Members shall be the close of business on the day next preceding the day on which notice is give or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of Members of record entitled to notice of or to vote at a meeting of Members shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

12.7.10. Notices to Members

The Company will notify the Members within 45 Business Days of a change in the independent auditors of the Company (including in the notification a general description of the reasons therefore and the name of the new independent auditors).

12.7.11. Contract Construction; Headings; Counterparts.

Whenever the context of this Agreement permits, the masculine gender shall include the feminine and neuter genders (and vice versa), and reference to singular or plural shall be interchangeable with the other. The invalidity or unenforceability of any one or more provisions of this Agreement shall not affect the other provisions, and the parties intend that this Agreement shall be construed and reformed in all respects as if any such invalid or unenforceable provision(s) were omitted or, at the direction of a court, modified in order to give effect to the intent and purposes of this Agreement. References in this Agreement to particular sections or provisions of the Code or the Delaware Act or any other statute, regulation or other governmental rule shall be deemed to refer to such sections or provisions as they may be amended, modified, codified, replaced or re-enacted, in whole or in part, after the date of this Agreement, and including rules, regulations, enforcement procedures and any interpretations promulgated thereunder. Captions in this Agreement are for convenience only and do not define or limit any term of this Agreement. It is the intention of the parties that every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party (notwithstanding any rule of law requiring an Agreement to be strictly construed against the drafting party), it being understood that the parties to this Agreement are sophisticated and have had adequate opportunity and means to retain counsel to represent their interests and to otherwise negotiate the provisions of this Agreement. This Agreement together with the related Subscription Agreement and with any other agreement (if any) between the Company and any Member ("**Other Agreement**"), shall constitute the entire agreement and understanding among the respective parties to such agreements with respect to the subject matter hereof and thereof. There are no representations, warranties or agreements made by the Company except to the extent set forth in this Agreement, the Subscription Agreements and any such other agreement (if applicable). This Agreement or any amendment hereto may be signed in any number of counterparts, each of which shall be an original, but all of which taken together shall constitute one agreement or amendment, as the case may be.

ARTICLE 13.— RESTRICTIONS ON CERTAIN INVESTORS

13.1. ERISA MEMBERS.

The Company shall use reasonable best efforts to ensure that "benefit plan investors" hold less than twenty five percent (25%) of each class of equity interests in the Company (determined in accordance with the Plan Assets Regulation).

* * * * * * *

IN WITNESS WHEREOF, the undersigned has executed this Fourth Amended and Restated Limited Liability Company Agreement of Silver Capital Holdings LLC as of the day, month and year first above written.

MEMBER:

PANTHEON SILVER HOLDINGS LLC

By: Pantheon Ventures (US) LP, its investment adviser

By: Pantheon (US) LLC, its general partner

By:
Signed by:
Rakesh Jain
E1BE604FCA5C461...
Name: Rakesh Jain
Title: Managing Director

Signed by:
Rakesh Jain
E1BE604FCA5C461...
Rakesh Jain

[Signature page to LLC Agreement]

SILVER CAPITAL HOLDINGS LLC

By: _____

Name: David Miller
Title: Co-Chief Executive Officer and
Co-President

SILVER CAPITAL HOLDINGS LLC
DEFINITIONS

For purposes of this Agreement, the following terms shall have the respective meanings set forth below (such meanings to be equally applicable to both singular and plural forms of the terms so defined). Additional defined terms are set forth in the provisions of this Agreement to which they relate.

Administration Agreement	As set forth in <u>Section 12.1.3</u>.
Administrator	As set forth in <u>Section 12.1.3</u>.
Affiliate	With respect to the Person to which it refers, a Person that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such subject Person. For this purpose, each Officer shall be deemed to be an Affiliate of the Investment Adviser, but Portfolio Companies or portfolio companies of the Existing Fund shall not be considered Affiliates of the Board, the Investment Adviser, any Officer, any member of the Board or any member or manager of the Investment Adviser. "Affiliated" shall have the corresponding meaning.
Agreement	As set forth in the introductory paragraph to this Agreement.
Assets	As set forth in <u>Section 4.2.1</u>.
Assigned Rights	As set forth in <u>Section 4.2.1</u>.
Audit Committee	As set forth in <u>Section 3.5.2(a)</u>.
BDC	A business development company as defined in Section 2(a)(48) of the Investment Company Act.
Board	As set forth in <u>Section 3.5.1(a)</u>.
Business Day	A "business day" as defined in Rule 14d-1 of the Exchange Act.
Certificate	As set forth in <u>Section 2.1.1</u>.
Chair of the Board	As set forth in <u>Section 3.5.1(a)</u>.
Chief Executive Officer(s)	As set forth in <u>Section 3.5.1(c)</u>.
Cause	(i) a final judicial determination by a court of competent jurisdiction that a Director has committed any action relating to the performance of his or her duties as a director of PMMC that constitutes gross negligence, fraud or willful misconduct, or (ii) that a Director has been indicted or convicted in a court of competent jurisdiction of a felony for (A) a crime involving

fraud, moral turpitude or violence; or (B) an intentional or material violation of applicable securities or regulatory laws.

Code
The United States Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto.

Commitment
As set forth in Section 3.4.2.

Common Unitholder
Any Member who has acquired the Common Units pursuant to a Subscription Agreement with the Company.

Common Units
Common units of limited liability company interest in the Company.

Company
As set forth in the introductory paragraph of this Agreement.

Company Expenses
As set forth in Section 5.1.

Compliance Committee
As set forth in Section 3.5.2(a).

Contract Review Committee
As set forth in Section 3.5.2(a).

Credit Support
As set forth in Section 4.2.1.

Defaulting Unitholder
As set forth in Section 6.2.1.

Defensive Funding
Provision by the Company or any of its controlled Affiliates of financing to Portfolio Companies to address present or anticipated potential future challenges or uncertainties to ensure such Portfolio Companies have sufficient liquidity to weather adverse conditions, including those related to economic downturns, market volatility, or unexpected operational disruptions.

Delaware Act
As set forth in Section 2.1.1.

Director
As set forth in Section 3.5.1.

Disabling Conduct
As set forth in Section 10.1.

Disclosure Laws
As set forth in Section 12.7.7(e).

Drawdown Date
As set forth in Section 3.4.2.

Drawdown Notice
As set forth in Section 3.4.2.

Drawdown Purchase Price
As set forth in Section 3.4.2.

Drawdown Unit Amount
As set forth in Section 3.4.2.

ERISA Member	Any Member that is (a) an "employee benefit plan" within the meaning of Section 3(3) of ERISA and subject to Part 4 of Title I of ERISA, (b) a "plan", as defined in Section 4975(c)(1) of the Code, to which the provisions of Section 4975 of the Code are applicable, or (c) any other entity or account, any of the assets of which constitute "plan assets", within the meaning of ERISA, of a plan described in (a) or (b) above.
Exchange Act	The U.S. Securities Exchange Act of 1934, as amended.
Existing Fund	Goldman Sachs BDC, Inc.
Family Group	With respect to any Person who is an individual, (i) such Person's lineal descendants (whether natural or adopted) and any spouse of such descendants, and such Person's spouse, former spouse and parents (collectively, "relatives"), (ii) the trustee, fiduciary or personal representative of such Person and any trust solely for the benefit of such Person or such Person's relatives or (iii) any limited partnership or limited liability company the governing instruments of which provide that such Person shall have the exclusive, nontransferable power to direct the management and policies of such entity and of which the sole owners of partnership interests, membership interests or any other equity interests are, and will remain, limited to such Person and such Person's relatives.
Financing	As set forth in Section 4.2.1.
GAAP	As set forth in Section 12.1.1.
Governance and Nominating Committee	As set forth in Section 3.5.2(a).
Indemnified Person	As set forth in Section 10.1.
Independent Director	As set forth in Section 3.5.1(h).
Investment	As set forth in Section 4.1.
Investment Adviser	Goldman Sachs Asset Management, L.P., a Delaware limited partnership, or any successor thereto.
Investment Advisory Agreement	As set forth in Section 5.2.
Investment Company Act	The Investment Company Act of 1940, as amended.
Lender	(i) any lender, issuer of letters of credit or provider of other Financings, (ii) any holder of indebtedness, assignments, guarantees or other obligations relating to any of the foregoing,

and (iii) any of their respective agents, trustees, successors and assigns.

Lender Power	As set forth in Section 4.2.1.
NAV	The net asset value of the Company.
Other Agreement	As set forth in Section 12.7.11.
Pantheon Member	Pantheon Silver Holdings LLC
Permitted Transferee	(a) In the case of a Member that is a natural person, a member of such Member's Family Group (whether inter vivos or upon death); provided, however, that, prior to any such Transfer, such Member has demonstrated to the reasonable satisfaction of the Board that such Member will retain, until his or her death, all rights to vote and Transfer the Units that are proposed to be Transferred to the member of Member's Family Group; and (b) in the case of a Member that is not a natural person, an Affiliate of such Member.
Person	Any individual, general partnership, limited partnership, limited liability partnership, limited liability company, corporation, joint venture, trust, statutory or business trust, cooperative or association or any governmental body or agency, and the heirs, executors, administrators, legal representative, successors and assigns of such Person where the context so permits.
Placement Agent	Any person who has been engaged by the Company as a finder, solicitor, marketer, consultant, broker, or other intermediary to assist in the placement of the securities.
Plan Assets Regulation	The regulation concerning the definition of "plan assets" under ERISA adopted by the United States Department of Labor and codified in 29 C.F.R. §2510.3-101, as modified by Section 3(42) of ERISA.
Portfolio Company	Any entity in which the Company or any of its controlled Affiliates holds an Investment.
Preferred Appointed Directors	As set forth in Section 3.5.1.
Preferred Unitholder	Any Member that owns Preferred Units.
Preferred Units	Preferred units of limited liability company interest in the Company.
Returned Capital	As set forth in Section 4.4.2.

RIC	A regulated investment company as defined in the Code.
SEC	As set forth in <u>Section 3.5.2(b)</u>.
Secretary	As set forth in <u>Section 3.5.1(c)</u>.
Securities Act	The U.S. Securities Act of 1933, as amended.
Subscription Agreement	The subscription agreement by which any Member agreed to purchase such Member's Units.
Transfer	As set forth in <u>Section 9.1.1</u>.
Transfer Expenses	As set forth in <u>Section 9.1.7</u>.
Undrawn Commitment	As set forth in <u>Section 3.4.2</u>.
Unfunded Commitments	Investments by the Company or any of its controlled Affiliates in the Portfolio Companies that have been committed but not yet satisfied.
Unitholder	A Common Unitholder or a Preferred Unitholder, as the context requires.
Units	Common Units and/or Preferred Units, as the context requires.

Member Acknowledgements

In connection with the Financings, other obligations and guarantees by the Company contemplated in Section 4.2, each Member hereby makes available as Credit Support the following acknowledgements, agreements and representations for the benefit of the Company and any Lender or other holder of other obligations or guarantees:

(a)	such Member hereby consents to the pledge or assignment of, and grant of a security interest in, its Undrawn Commitment and related Assigned Rights and other forms of Credit Support referred to in Section 4.2.1;

(b)	such Member shall confirm, as of the date of this Agreement and following any default under a loan, credit or other facility or instrument evidencing such Financings, guarantees or other obligations, in favor of any Lenders or other holders of indebtedness, guarantees or other obligations, the amount of such Member's Commitment and Undrawn Commitment (and such Member's address for purposes of drawdown notices);

(c)	such Member is and will remain absolutely, irrevocably and unconditionally obligated to fund capital contributions and perform its other obligations under this Agreement without set-off, defense (other than defense of payment), counterclaim or reduction based on any claim against any Person (including any defense of fraud or mistake, or any defense under Section 365 of the U.S. Bankruptcy Code), and such Member hereby waives any right to assert any claim to the contrary in connection with any bankruptcy, insolvency, dissolution or winding up of the Company or otherwise;

(d)	such Member shall honor drawdown notices or other capital calls issued by or on behalf of any Lender or other holder of indebtedness, guarantees or other obligations and such Lender or holder shall have the right to enforce the obligations of the Member to make contributions hereunder and to seek all available remedies against the Member if the Member fails to make such contributions;

(e)	such Member acknowledges that the proceeds of capital contributions called in accordance with this Agreement may be (i) used to repay the obligations to any Lenders or other holders of indebtedness, guarantees or other obligations and (ii) directly credited to or deposited in an account for the benefit of any Lenders or other holders of indebtedness, guarantees or other obligations, in which case funds delivered by such Member pursuant to a capital call shall not be considered a funded contribution if such funds are not delivered into such account; and

(f)	such Member hereby also acknowledges and agrees that Lenders and other holders of indebtedness, guarantees or other obligations will rely upon the statements made in this Agreement in connection with providing Financing to the Company; and the terms of any Financings, guarantees or other obligations of the Company may, without the consent of such Member, be established and maintained and may be amended, restated, supplemented, replaced, restructured, refinanced or otherwise modified from time to time, including to extend the maturity thereof, and whether by the same Lender, or different Lenders; provided that no amendment, restatement or any other modification of the terms of any Financing shall alter the rights of any Member under this Agreement.